Exhibit 1(A)

OFFER OF PREMIUM FOR CONVERSION AND CONSENT SOLICITATION

XM SATELLITE RADIO HOLDINGS INC.

Offers a Premium for Conversion of Outstanding

10% Senior Secured Discount Convertible Notes due 2009 and

Solicits Consents to Proposed Amendments to the Note Purchase Agreement and

Shareholders and Noteholders Agreement

This Offer will expire at 12:00 midnight, New York City Time, on Tuesday, October 24, 2006, unless extended, which we refer to as the Expiration Date.

XM Satellite Radio Holdings Inc., or XM, hereby offers during the period from the date hereof until the Expiration Date a premium of $320.80, payable solely in shares of its Class A common stock as provided below, for the conversion of each $1,000 aggregate principal amount at maturity of its 10% Senior Secured Discount Convertible Notes due 2009, referred to herein as the “10% Notes,” pursuant to this offer, referred to herein as the “Offer,” and upon the terms and subject to the conditions set forth in this offer and consent solicitation and in the accompanying Letter of Transmittal and Consent, referred to herein as the “Letter of Transmittal.” XM’s wholly owned subsidiary, XM Satellite Radio Inc., also is an obligor under the 10% Notes. A holder of 10% Notes that converts pursuant to the Offer will receive for each $1,000 aggregate principal amount at maturity of 10% Notes (i) approximately 315 shares of our Class A common stock, which is the number of shares into which $1,000 aggregate principal amount at maturity of 10% Notes are convertible at the current conversion price of $3.18 per share, referred to herein as the “Conversion Shares,” and (ii) a premium equal to the sum of $320.80, payable solely in the number of shares of our Class A common stock, referred to herein as the “Premium Shares,” equal to such amount divided by the average closing price of our Class A common stock for the five-day period ending on October 20, 2006, which is the date two business days prior to the Expiration Date, referred to herein as the “Determination Date.” We will disclose on the Determination Date the number of Premium Shares payable for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer.

In conjunction with this Offer, we are soliciting consents, referred to herein as the “Consent Solicitation,” to certain amendments, which we refer to as the “Proposed Amendments,” to the Amended and Restated Note Purchase Agreement, dated as of June 16, 2003, by and among XM, XM Satellite Radio Inc. and the 10% Note investors named therein, referred to herein as the “Note Purchase Agreement,” and the Third Amended and Restated Shareholders and Noteholders Agreement, dated as of June 16, 2003, by and among XM and the investors named therein, referred to herein as the “Shareholders and Noteholders Agreement.”

The principal purpose of this Offer is to encourage the conversion of the 10% Notes prior to their maturity in 2009 so that the 10% Notes cease to constitute secured indebtedness of XM. Conversion also would eliminate the approximately $35 million in future cash interest payments if all of the outstanding 10% Notes are converted. The purpose of the Consent Solicitation is to eliminate the restrictive provisions in the Note Purchase Agreement and Shareholders and Noteholders Agreement.

See “ Risk Factors” beginning on page 10 and “Certain U.S. Federal Income Tax Consequences” beginning on page 27 for a discussion of certain factors that you should consider in connection with this Offer and Consent Solicitation. You also can find additional information about our business, results of operations and financial condition in the annual, quarterly and current reports that we have filed with the Securities and Exchange Commission that are referenced in “Incorporation of Certain Documents by Reference” beginning on page 13.

You may direct questions and requests for assistance or additional copies of this Offer and Consent Solicitation, Letter of Transmittal, notice of guaranteed delivery and other related documents to us at the address and telephone number set forth on the back cover page.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this transaction or determined if this document is accurate or complete.

Neither we nor our board of directors is making any recommendation in connection with this Offer or the Consent Solicitation.

September 26, 2006

We are offering for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer a premium equal to the sum of $320.80, payable solely in the number of shares of our Class A common stock equal to such amount divided by the average closing price of our Class A common stock for the five-day period ending on October 20, 2006, which is the date two business days prior to the Expiration Date, referred to herein as the Determination Date. We will disclose on the Determination Date the number of Premium Shares payable for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer. The premium amount is based on the present value of the remaining interest payments on the 10% Notes at September 21, 2006, discounted back to present value. As an example, assuming for this purpose the average closing price of our Class A common stock for the five-day period ending on the Determination Date equaled the average for the five-day period ended on September 21, 2006 of approximately $13.58, we would issue 23.6 Premium Shares for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer.

Each holder accepting this Offer will receive only shares of our Class A common stock. No cash is being paid in the transaction.

Any holder who wishes to receive Premium Shares pursuant to this Offer must also deliver a consent to the Proposed Amendments. Holders may not deliver consents without tendering 10% Notes for conversion. Holders who validly tender their 10% Notes for conversion pursuant to this Offer will be deemed to have delivered their consents by such tender. A holder may not revoke a consent without withdrawing the previously tendered 10% Notes to which such consent relates. Tenders of 10% Notes for conversion may be validly withdrawn and consents may be validly revoked at any time on or prior to the Expiration Date. A valid withdrawal of tendered 10% Notes on or prior to the Expiration Date will constitute the concurrent valid revocation of such holder’s related consent. A valid revocation of a holder’s consent on or prior to the Expiration Date will constitute the withdrawal of a tendered 10% Note. In the event of a termination of this Offer, the 10% Notes tendered pursuant to this Offer will be promptly returned to the tendering holders and such 10% Notes will not be accepted for conversion.

Holders who validly tender (and do not validly withdraw) their 10% Notes for conversion and consequently validly deliver (and do not validly revoke) their consents to us, on or prior to the Expiration Date will receive the Conversion Shares and the Premium Shares, if such 10% Notes are accepted for conversion, promptly following the Expiration Date.

In the event that the Offer or the Consent Solicitation is withdrawn or otherwise not completed with respect to the 10% Notes, we will not convert the 10% Notes or issue any Premium Shares. However, a holder will continue to have the existing conversion rights with respect to the 10% Notes and may convert the 10% Notes at any time pursuant to the existing terms of the 10% Notes. No Premium Shares will be issued in connection with conversions of the 10% Notes separately from this Offer. If any holder wishes to convert 10% Notes under existing conversion rights and not pursuant to this Offer during the period while this Offer is pending, please contact XM so that any such conversion can be effected separately from this Offer.

The Offer is part of our overall refinancing strategy. As the first step of this strategy, we recently completed an $800 million unsecured note offering and used the proceeds to repurchase or redeem existing secured notes due in 2009 and 2010 and to retire approximately $320 million of fixed payment obligations under our distribution agreement with General Motors Corporation that would have come due in 2007, 2008 and 2009. This refinancing effectively replaced $486.5 million of our senior secured debt with interest rates ranging from 10.63% to 14% and maturities in 2009 and 2010 (as well as covering redemption premiums and transaction costs) and $320 million of fixed payment obligations to General Motors due in 2007 through 2009, or over $806 million of obligations, with $800 million of senior unsecured debt with current interest rates from 9.75% to 9.98875% and maturities in 2013 and 2014. Concurrently with this refinancing, we increased the size of our credit facility with General Motors from $100 million to $150 million, and this facility is now unsecured until we draw on it. We also recently entered into a $250 million revolving credit facility with a group of banks, which is secured by substantially all of XM Satellite Radio Inc.’s assets. Our ability to draw under our bank facility is limited to $50 million until we have less than $75 million of 10% Notes outstanding.

As described more fully below, we have entered into agreements (the “Committed Holder Agreements”) with two holders of the 10% Notes, American Honda Motor Co., Inc., which has a nominee who serves as a member of our board of directors, and Mr. George Haywood, who currently serves as a member of our board of directors (collectively, the “Committed Holders”). These agreements were approved by our board of directors, with neither Mr. Haywood nor Mr. John Mendel (American Honda’s representative on our board) participating in our board’s consideration of these transactions. The Committed Holder Agreements provide for transactions that would result in the retirement of approximately $42.6 million of the outstanding 10% Notes held by these two holders (the “Committed Notes”). The closings of the transactions under the Committed Holder Agreements are expected to occur approximately the same time as the closing of this Offer. As part of these transactions, the Committed Holders have signed consents, effective upon the closing of the transactions, to the Proposed Amendments.

Under the terms of the Committed Holder Agreements, the Committed Holders will convert the Committed Notes and receive a premium for conversion payable in shares of our Class A common stock. Following conversion and payment of the premium for conversion with these two holders, the Committed Notes to be converted will become 14,393,842 shares of our Class A common stock. The number of shares of Class A common stock issuable for the Committed Notes was determined in a manner similar to the pricing mechanism for this Offer, but based on the closing price of our Class A common stock on September 21, 2006 of $13.51.

There are currently approximately $99.9 million aggregate principal amount at maturity of 10% Notes outstanding, of which approximately $42.6 million aggregate principal amount at maturity of 10% Notes are the Committed Notes. If the Committed Notes are converted as contemplated by the Committed Holder Agreements and all other 10% Notes are converted pursuant to this Offer, we would issue 33,787,495 shares of Class A common stock, assuming for this purpose the average closing price of our Class A common stock for the five-day period ending on the Determination Date equaled the average closing price for the five-day period ended on September 21, 2006 of approximately $13.58. Although for purposes of the hypothetical calculations presented hereunder we assume conversion of all outstanding 10% Notes, there can be no assurance that all outstanding 10% Notes will be converted pursuant to this Offer.

The Proposed Amendments with respect to the Note Purchase Agreement require for adoption the consent of the holders of a majority in aggregate principal amount at maturity of outstanding 10% Notes. The Proposed Amendments with respect to the Shareholders and Noteholders Agreement require for adoption the consent of the holders of a majority of the common stock deemed outstanding (as defined in the Shareholders and Noteholders Agreement) held by parties to the Shareholders and Noteholders Agreement. The Committed Holders hold $42.6 million in aggregate principal amount at maturity of outstanding 10% Notes and approximately 55% of the common stock deemed outstanding for purposes of the Shareholders and Noteholders Agreement. The Committed Holders have consented to the Proposed Amendments, effective upon the closing of the transactions contemplated by the Committed Holder Agreements. Parties to the Shareholders and Noteholders Agreement that have the right to consent or decline to consent to the Proposed Amendments to the Shareholders and Noteholders Agreement other than in their capacity as holders of 10% Notes may or may not choose to consent to such Proposed Amendments in such capacity.

The Proposed Amendments to the Note Purchase Agreement and the Shareholders and Noteholders Agreement are being presented as one proposal, so that the delivery by a holder of the 10% Notes of a consent with respect to the Note Purchase Agreement and the Shareholders and Noteholders Agreement is the delivery of a consent to all of the Proposed Amendments made with respect to the Note Purchase Agreement and the Shareholders and Noteholders Agreement. If all of the Proposed Amendments become effective and operative, substantially all of the restrictive and other provisions of the Note Purchase Agreement and the Shareholders and Noteholders Agreement will be eliminated with respect to any 10% Notes that remain outstanding after the consummation of this Offer.

Additional information regarding the Committed Holder Agreements and other transactions is set forth below under the caption “Information About XM and Other Transactions.” This Offer is not conditioned upon the success or completion of the transactions contemplated by the Committed Holder Agreements or other transactions.

If this Offer is terminated without us accepting for conversion the 10% Notes, your tendered 10% Notes will be returned to you as promptly as practicable. You may revoke your consent at any time on or before the Expiration Date by withdrawing your previously tendered 10% Notes.

Holders of 10% Notes should be aware of the following dates in connection with this Offer:

Date	Calendar Date	Event
Determination Date	Two business days prior to the Expiration Date	Determination of the number of Premium Shares to be issued pursuant to this Offer.

Expiration Date	12:00 midnight, New York City Time, on Tuesday, October 24, 2006, unless extended	The last day for holders to tender 10% Notes for conversion and receive Premium Shares pursuant to this Offer.

Settlement Date	Promptly following the Expiration Date	We will issue to each tendering holder whose 10% Notes have been accepted for conversion pursuant to this Offer the Conversion Shares and the Premium Shares.

We will disclose on the Determination Date the number of Premium Shares payable for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer.

We reserve the right in our reasonable judgment to waive any and all conditions to this Offer or the Consent Solicitation and to accept for conversion any 10% Notes tendered pursuant to this Offer. Subject to compliance with applicable securities laws and the terms set forth in this Offer and Consent Solicitation, we reserve the right, but will not be obligated, to extend this Offer and the Consent Solicitation, or to otherwise amend this Offer and Consent Solicitation in any respect. Any waiver, extension or amendment may be made by press release or another means of announcement that we deem appropriate. Subject to the conditions of this Offer, we reserve the right to terminate this Offer and not purchase any 10% Notes at any time before 12:00 midnight, New York City Time, on the Expiration Date.

IMPORTANT

If you wish to tender all or any portion of your 10% Notes for conversion and to consent to the Proposed Amendments, you should complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have your signature thereon guaranteed if required by Instruction 4 of the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually signed facsimile) and any other documents required by the Instructions to the Letter of Transmittal to us at the address set forth on the back cover of this Offer and Consent Solicitation, and deliver the certificate(s) representing those 10% Notes to us along with the Letter of Transmittal.

You may not deliver a consent to the Proposed Amendments without tendering your 10% Notes for conversion in this Offer, and you may not tender your 10% Notes in this Offer without consenting to the Proposed Amendments. If you tender your 10% Notes for conversion in this Offer, you will be deemed to consent to all of the Proposed Amendments.

Questions and requests for additional copies of this Offer and Consent Solicitation, the Letter of Transmittal or any document incorporated herein by reference may be directed to us at the address and telephone numbers set forth on the back cover of this Offer and Consent Solicitation.

This Offer and Consent Solicitation and the accompanying Letter of Transmittal contain important information that should be read before you make any decision with respect to this Offer and the Consent Solicitation.

This Offer is not an offer to any person in any jurisdiction in which this Offer would be unlawful, and this Offer is not being made to, and tenders will not be accepted from, holders of 10% Notes in states in which this Offer or acceptance thereof would constitute a violation of the securities or “blue sky” laws of that jurisdiction. No person has been authorized to make any recommendation on our behalf as to whether holders should tender 10% Notes or deliver consents pursuant to this Offer or the Consent Solicitation. No person has been authorized to give any information or to make any representation in connection with this Offer or the Consent Solicitation, other than those contained herein or in the accompanying Letter of Transmittal. If made or given, such recommendation, information or representation must not be relied upon as having been authorized by us.

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FORWARD-LOOKING STATEMENTS

This Offer and Consent Solicitation and the Letter of Transmittal, which we refer to as the “Offer Documents,” and the information incorporated by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as “may,” “will,” “anticipate,” “estimate,” “expect” or “intend.” These statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Although we believe that our expectations in such forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important factors that could cause our actual results to be materially different from our expectations include, among others, the following:

•	Our significant expenditures and losses;

•	The unproven market for our service;

•	The health or premature degradation of our satellites, possible failure of insurance to cover fully losses from satellite degradation or delay in receipt of insurance proceeds and resulting need for additional funding;

•	Potential need for additional financing; and

•	Our substantial indebtedness.

For a more detailed discussion of some of these factors, please read carefully the information under “Risk Factors” set forth herein and in our filings with the Securities and Exchange Commission from time to time. These cautionary statements should not be construed by you to be exhaustive and they are made only as of the date hereof or SEC filing, as applicable. You should read these cautionary statements as being applicable to all forward-looking statements wherever they appear. We assume no obligation to update or revise the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

By its terms, the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 is not available in the context of a tender offer.

SUMMARY TERM SHEET

This summary highlights certain information from this Offer and Consent Solicitation. To understand this Offer and the Consent Solicitation fully, and for a more complete description of the terms of this Offer and the Consent Solicitation, you should read carefully this entire Offer and Consent Solicitation and the related Letter of Transmittal, as well as all appendices and related documents.

What securities are the subject of this Offer and the Consent Solicitation?

The debt securities that are the subject of this Offer and the Consent Solicitation are the 10% Senior Secured Discount Convertible Notes due 2009 of XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc. There are currently approximately $99.9 million in aggregate principal amount at maturity of the 10% Notes outstanding, approximately $42.6 million of which are subject to the Committed Holder Agreements. The 10% Notes are currently convertible into shares of XM’s Class A common stock at a conversion price of $3.18 per share.

Who is making the offer and soliciting the consents?

We, as the issuer of the 10% Notes, are offering a premium to holders of all outstanding 10% Notes that convert their notes into shares of our Class A common stock pursuant to this Offer. The last reported sale price of our Class A common stock on The NASDAQ Global Select Market on September 21, 2006 was $13.51. In connection with this Offer, we also are soliciting consents to amend the Note Purchase Agreement and the Shareholders and Noteholders Agreement.

What is being offered for the 10% Notes?

We are offering a premium of $320.80, payable solely in shares of our Class A common stock, for conversion of each $1,000 principal amount at maturity of outstanding 10% Notes pursuant to this Offer upon the terms and subject to the conditions described in this Offer and Consent Solicitation and in the accompanying Letter of Transmittal. The number of Premium Shares will equal the premium amount divided by the average closing price of our Class A common stock for the five-day period ending on October 20, 2006, which is the date two business days prior to the Expiration Date. The premium amount is based on the present value of the remaining interest payments on the 10% Notes at September 21, 2006, discounted back to present value. As an example, assuming for this purpose the average closing price of our Class A common stock for the five-day period ending on the Determination Date equaled the average closing price for the five-day period ended on September 21, 2006 of approximately $13.58, we would issue 23.6 Premium Shares for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer. A holder would receive the Conversion Shares and Premium Shares for each $1,000 principal amount at maturity of 10% Notes validly tendered for conversion and not validly withdrawn that are accepted for conversion pursuant to this Offer. Each holder accepting this Offer will receive only shares of our Class A common stock. No cash is being paid in the transaction.

What is the purpose of the Offer and the Consent Solicitation?

The principal purpose of this Offer is to encourage the conversion of the 10% Notes prior to their maturity in 2009 into equity and to decrease the amount of secured indebtedness of XM. The 10% Notes, issued in January 2003, are convertible into our Class A common stock at $3.18 per share. We do not have a right to prepay or redeem the 10% Notes. The 10% Notes do not become subject to mandatory conversion until 2007, and are not mandatorily convertible at or after that time unless various conditions regarding the amount of our outstanding indebtedness and other matters are met. The 10% Notes finished accreting on December 31, 2005, and we would have to make future interest payments on the notes in cash. The 10% Notes are secured by substantially all of our assets. We recently replaced secured debt with unsecured debt by repurchasing or calling for redemption approximately $486.5 million of XM Satellite Radio Inc.’s outstanding secured indebtedness. Eliminating our existing secured debt has facilitated our obtaining a secured bank credit facility, which is part of our refinancing strategy as described below under the caption “Information about XM and Other Transactions.”

However, our ability to draw under this facility is limited to $50 million until we have less than $75 million of 10% Notes outstanding. In addition, by converting the 10% Notes, including those subject to the Committed Holder Agreements, we estimate that we will be released from obligations to pay approximately $35 million in cash interest payments over the next three years prior to maturity of the 10% Notes. See the section below entitled “Information about XM and Other Transactions.”

The purpose of the Consent Solicitation is to eliminate certain covenants and provisions in the Note Purchase Agreement and the Shareholders and Noteholders Agreement that we believe are no longer relevant or appropriate, and to conform certain events of default to the level currently provided for in our outstanding publicly-traded bonds.

Will shares of Class A Common Stock be freely tradable?

Yes, provided that you sell the shares pursuant to the resale prospectus that we will file upon the closing of this Offer or in accordance with Rule 144 of the Securities Act. The Offer is being extended to you in reliance on the exemption from registration provided by Sections 3(a)(9) or 4(2) of the Securities Act and has not been registered with the SEC. The 10% Notes were sold to investors in January 2003 in a transaction exempt from registration under Section 4(2) of the Securities Act. However, the Conversion Shares have previously been registered by XM for resale by the holders of 10% Notes named in the registration statement, and will be freely tradable pursuant to that registration statement once such shares are issued. Upon the expiration of this Offer and the acceptance for conversion of the 10% Notes tendered, we will file with the SEC a resale prospectus that names the tendering holders under an existing effective shelf registration statement and that covers the Premium Shares. We filed the registration statement in December 2005 in our capacity as a well-known seasoned issuer, or WKSI. Accordingly, the resale prospectus should enable tendering holders to effect resales of Premium Shares received pursuant to this Offer immediately after we file the prospectus.

Will the shares of Class A Common Stock be listed?

Our Class A common stock is listed for trading on The NASDAQ Global Select Market under the symbol “XMSR.” We have previously listed the Conversion Shares with NASDAQ and will file listing documents with The NASDAQ Global Select Market to cover the Premium Shares following this Offer.

How many shares of Class A Common Stock will be outstanding after this Offer?

As of August 31, 2006, there were 268,467,069 shares of our Class A common stock outstanding. If all of the outstanding 10% Notes are tendered for conversion in this Offer and accepted, other than the Committed Notes, and the Committed Notes are converted under the Committed Holder Agreements, assuming for this purpose the average closing price of our Class A common stock for the five-day period ending on the Determination Date equaled the average closing price for the five-day period ended on September 21, 2006 of approximately $13.58, we would issue 19,393,653 shares of Class A common stock pursuant to this Offer (assuming conversion of all outstanding 10% Notes other than the Committed Notes) and 14,393,842 shares of Class A common stock pursuant to the Committed Holder Agreements. As a result, upon consummation of this Offer and the Committed Holder Agreements, we would have outstanding 302,254,564 shares of Class A common stock.

How long do I have to decide whether to tender my 10% Notes in this Offer?

You must tender your 10% Notes for conversion no later than the Expiration Date, which is 12:00 midnight, New York City Time, on Tuesday, October 24, 2006, or on a later date or time if we extend this Offer, in order to receive the Premium Shares.

If I tender my 10% Notes, will I be paid my accrued interest?

No. However, the premium amount is based on the present value of the remaining interest payments on the 10% Notes at September 21, 2006, discounted back to present value.

Can I tender my 10% Notes without consenting to the Proposed Amendments?

No. If you tender your 10% Notes in this Offer, you will be deemed to have delivered a corresponding consent. See the section below entitled “Solicitation of Consents.”

Can I consent to the Proposed Amendments without tendering my 10% Notes?

No. You may not deliver a consent without also tendering your 10% Notes for conversion in this Offer. See the section below entitled “Solicitation of Consents.”

What consents are required in order for the Proposed Amendments to be adopted?

The Proposed Amendments with respect to the Note Purchase Agreement require for adoption the consent of the holders of a majority in aggregate principal amount at maturity of outstanding 10% Notes. The Proposed Amendments with respect to the Shareholders and Noteholders Agreement require for adoption the consent of the holders of a majority of the common stock deemed outstanding (as defined in the Shareholders and Noteholders Agreement) held by parties to the Shareholders and Noteholders Agreement. The Committed Holders hold $42.6 million in aggregate principal amount at maturity of outstanding 10% Notes and approximately 55% of the common stock deemed outstanding for purposes of the Shareholders and Noteholders Agreement, and have consented to the Proposed Amendments, effective upon the closing of the transactions contemplated by the Committed Holder Agreements. See the section below entitled “Solicitation of Consents.”

What happens if the requisite consents to the Proposed Amendments are not obtained?

The Proposed Amendments would not be approved, but if the conditions to this Offer are satisfied or waived we may proceed to accept for conversion the 10% Notes that have been tendered. The remaining outstanding 10% Notes would continue to have the same rights as before the commencement of the Consent Solicitation.

What are the significant conditions to this Offer?

The only conditions to this Offer are various general conditions, which we may waive in our reasonable discretion. See the section below entitled “Conditions of this Offer and the Consent Solicitation.”

Can this Offer or the Consent Solicitation be extended, and under what circumstances?

Yes. We reserve the right to extend this Offer or the Consent Solicitation at any time by means of a press release or another means of announcement that we deem appropriate to inform holders of such extension. See the section below entitled “Terms of this Offer—Extension, Termination or Amendment.”

How will I be notified if this Offer or the Consent Solicitation is extended?

If we extend this Offer or the Consent Solicitation, we will publicly announce the extension no later than 9:00 A.M., New York City Time, on the first business day after the previously scheduled expiration time. See the section below entitled “Terms of this Offer—Extension, Termination or Amendment.”

How do I tender my 10% Notes for conversion and deliver my consent?

Send or deliver to us the certificates for your 10% Notes, the completed and signed Letter of Transmittal and any other required documents. See the section below entitled “Procedures for Tendering 10% Notes and Delivering Consents.”

Do I have to pay a commission if I tender my 10% Notes for conversion?

No. No commissions are payable by holders of the 10% Notes.

How do I withdraw tendered 10% Notes?

You may withdraw any 10% Notes that you tender at any time on or before the Expiration Date. To do so, you must provide us with a proper written or facsimile notice of withdrawal. You may not rescind a withdrawal of tendered 10% Notes. However, you may retender your 10% Notes at any time on or before the Expiration Date by following the proper tender procedures. See the section below entitled “Withdrawal of Tenders and Revocation of Consents.” In addition, if we have not accepted your tendered 10% Notes for conversion by November 22, 2006, you will also have the right to withdraw your tendered 10% Notes after that date and until we accept your tendered 10% Notes.

How do I revoke my consent to the Proposed Amendments?

You may revoke your consent at any time on or before the Expiration Date by properly withdrawing your tendered 10% Notes or providing us with a proper written or facsimile notice of revocation. The revocation of a consent will also result in the withdrawal of your tendered 10% Notes. You may not rescind a revocation of a consent. However, you may retender your 10% Notes by following the proper tender procedures and thereby redeliver your consent. See the section below entitled “Withdrawal of Tenders and Revocation of Consents.”

What will happen to 10% Notes not tendered for conversion in this Offer?

10% Notes not tendered for conversion pursuant to the Offer will remain outstanding and may be converted by the holder at any time pursuant to the existing terms of the notes. In the event that the Proposed Amendments are adopted, the rights of the holders who elect not to tender 10% Notes in the Offer and do not otherwise convert their 10% Notes will be modified in a manner adverse to such holders because holders of 10% Notes outstanding after consummation of the Offer will not be entitled to the benefit of restrictive provisions contained in the Note Purchase Agreement and Shareholders and Noteholders Agreement, other than the covenant to pay interest on and principal of the 10% Notes when due, as well as certain events of default.

Are there any arrangements with holders of 10% Notes with respect to converting the 10% Notes?

We have entered into the Committed Holder Agreements with the Committed Holders, which consist of American Honda Motor Co., Inc., which has a nominee who serves as a member of our board of directors, and Mr. George Haywood, who currently serves as a member of our board of directors. These agreements were approved by our board of directors, with neither Mr. Haywood nor Mr. John Mendel (American Honda’s representative on our board) participating in our board’s consideration of these transactions. The Committed Holder Agreements provide for transactions that would result in the retirement of the approximately $42.6 million Committed Notes. The closings of the transactions under the Committed Holder Agreements are expected to occur approximately the same time as the closing of this Offer. As part of these transactions, the Committed Holders have signed consents, effective upon the closing of the transactions, to the Proposed Amendments.

Under the terms of the Committed Holder Agreements, the Committed Holders will convert the Committed Notes and receive a premium for conversion payable in shares of our Class A common stock. Following conversion and payment of the premium for conversion with these two holders, the Committed Notes to be converted will become 14,393,842 shares of our Class A common stock. The number of shares of Class A common stock issuable for the Committed Notes was determined in a manner similar to the pricing mechanism for this Offer, but based on the closing price of our Class A common stock on September 21, 2006 of $13.51.

What are the Proposed Amendments to the Note Purchase Agreement and the Shareholders and Noteholders Agreement?

The Proposed Amendments to the Note Purchase Agreement and the Shareholders and Noteholders Agreement would delete most of the restrictive provisions currently contained in those agreements. See the section below entitled “The Proposed Amendments.”

What are the material U.S. federal income tax consequences if I tender my 10% Notes?

Please see the section below entitled “Certain U.S. Federal Income Tax Consequences” for a description of certain United States federal income tax consequences of the Offer and the Consent Solicitation.

How will XM account for this Offer?

We will be recognizing an aggregate non-cash charge of approximately $28.3 million in connection with this Offer, representing interest and de-leveraging expenses, if all outstanding 10% Notes that are the subject of this Offer are tendered. See the section below entitled “Accounting Treatment.”

Has the Board approved this Offer?

Yes, all board approvals have been obtained for this Offer. However, neither XM nor its board of directors makes any recommendation to you as to whether you should tender or refrain from tendering your 10% Notes.

Whom can I talk to if I have questions about this Offer or the number of Premium Shares to be paid pursuant to the Offer?

You may contact Jim Burns, our Treasurer, at (202) 380-1234 or (866) 559-7666 if you have any questions or requests for additional copies of this Offer and Consent Solicitation, the Letter of Transmittal or related documents. You also may contact Jim Burns to find out the number of Premium Shares for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer if the Offer were to expire on the date of your inquiry or the actual number of Premium Shares if you inquire after the Determination Date.

Is XM making any recommendation about this Offer?

No. Neither of XM nor its board of directors expresses any opinion regarding this Offer. We remain neutral with respect to whether you should tender your 10% Notes for conversion in response to this Offer. You should determine whether or not to accept this Offer based upon your own assessment of the current market value of the 10% Notes, an investment in XM’s Class A common stock and your liquidity needs and investment objectives.

Risk Factors

Please see “Risk Factors” beginning on page 10 for a discussion of risks relating to this Offer and Consent Solicitation and the ownership of our Class A common stock.

Material Differences in Rights as a Result of this Offer

By participating in this Offer and the Consent Solicitation, you will forego whatever rights may be available to you as a holder of 10% Notes and under the Note Purchase Agreement and the Shareholders and Noteholders Agreement. If you participate in this Offer, however, you will, as a holder of Class A common stock, be entitled to full voting rights with respect to your shares and other rights attendant to being a stockholder of XM with Class A common stock. See the sections below entitled “Risk Factors,” “Description of 10% Notes,” “Description of Class A Common Stock” and “The Proposed Amendments.”

SUMMARY HISTORICAL FINANCIAL INFORMATION

The consolidated statements of operations data for the three-year period ended December 31, 2005 are derived from our consolidated financial statements, which are incorporated by reference herein. These statements have been audited by KPMG LLP, independent registered public accounting firm. The data, except EBITDA and XM subscriptions, as of June 30, 2006 and for the six months ended June 30, 2006 and 2005 are derived from our unaudited condensed consolidated financial statements, which are incorporated by reference herein, but include, in the opinion of our management, all adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of such data. The results of operations for the six months ended June 30, 2006 are not necessarily indicative of results to be expected for the entire year or any other period. The as adjusted information in the following consolidated balance sheets table additionally gives effect to the following, as if each had occurred as of June 30, 2006:

•	this Offer on the terms described herein, assuming the tender of all of the outstanding 10% Notes other than the Committed Notes, and based on the average closing price of the Class A common stock for the five-day period ended on a hypothetical Determination Date of June 30, 2006; and

•	completion of the transactions contemplated by the Committed Holder Agreements.

	Years Ended December 31,			Six Months Ended June 30,
(in thousands, except share, per share and subscriber data)	2005	2004	2003	2006	2005
				(unaudited)
Revenue	$558,266	$244,443	$91,781	435,852	228,019

Operating expenses:
Cost of revenue	405,293	201,935	147,952	280,342	168,513
Research & development (excludes depreciation and amortization, shown below)	31,218	23,513	12,285	19,499	13,085
General & administrative (excludes depreciation and amortization, shown below)	43,864	28,555	27,418	36,301	18,117
Marketing	487,556	304,316	200,267	220,434	191,878
Depreciation & amortization	145,870	147,165	158,317	81,729	68,801

Total operating expenses	1,113,801	705,484	546,239	638,305	460,394

Operating loss	(555,535)	(461,041)	(454,458)	(202,453)	(232,375)
Other income (expense):
Interest income	23,586	6,239	3,066	12,949	9,102
Interest expense	(107,791)	(85,757)	(110,349)	(62,553)	(44,501)
Loss from de-leveraging transactions	(27,552)	(76,621)	(24,749)	(100,724)	—
Loss from impairment of investments	—	—	—	(18,926)	—
Equity in net loss of affiliates	—	—	—	(13,090)	—
Other income	2,907	2,129	1,955	4,422	2,411

Net loss before income taxes	(664,385)	(615,051)	(584,535)	(380,375)	(265,363)
Benefit from (provision for) deferred income taxes	(2,330)	(27,317)	—	2,045	(1,158)

Net loss	(666,715)	(642,368)	(584,535)	(378,330)	(266,521)
8.25% Series B preferred stock dividend requirement	(2,059)	(2,059)	(2,471)	(694)	(1,030)
8.25% Series C preferred stock dividend requirement	(6,538)	(6,743)	(15,098)	(3,269)	(3,269)
Series B preferred stock retirement gain (loss)	—	—	8,761	(755)	—
Series C preferred stock retirement loss	—	—	(11,537)	—	—

Net loss attributable to common stockholders	$(675,312)	$(651,170)	$(604,880)	$(383,048)	$(270,820)

Net loss per common share:
Basic and diluted	(3.07)	(3.30)	(4.83)	(1.47)	(1.28)
Weighted average shares used in computing net loss per common share–basic and diluted	219,620,468	197,317,607	125,176,320	259,866,408	212,199,554

	Years Ended December 31,			Six Months Ended June 30,
(in thousands, except subscriber data)	2005	2004	2003	2006	2005
				(unaudited)
Other Data
EBITDA (1)	$(434,310)	$(388,368)	$(318,935)	$(249,042)	$(161,163)
Cash flow from operating activities	(168,449)	(85,552)	(245,123)	(433,369)	(85,300)
Cash flow from investing activities	(207,789)	(36,329)	14,621	(87,229)	(102,019)
Cash flow from financing activities	369,362	421,441	615,991	240,694	399,829
XM subscriptions (end of period) (2)	5,932,957	3,229,124	1,360,228	6,899,871	4,417,490

	December 31,			As of June 30,
(in thousands)	2005	2004	2003	2006	2006 As Adjusted
				(unaudited)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$710,991	$717,867	$418,307	$431,087	$431,087
Restricted investments	5,438	4,492	4,151	2,658	2,658
System under construction	216,527	329,355	92,577	302,563	302,563
Property and equipment, net	673,672	461,333	709,501	648,869	648,869
DARS license	141,276	141,227	141,200	141,388	141,388
Investments	187,403	—	—	153,252	153,252
Total assets	2,223,661	1,821,635	1,526,782	2,147,594	2,144,349
Total subscriber deferred revenue	360,638	152,347	53,884	399,238	399,238
Total deferred income	151,210	—	—	146,886	146,886
Total debt	1,043,192	955,297	781,940	1,355,071	1,274,233
Total liabilities	2,142,713	1,485,472	993,894	2,333,532	2,252,694
Stockholders’ equity (deficit)	80,948	336,163	532,888	(185,938)	(108,345)

(1)	Net loss before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as “EBITDA.” EBITDA is not a measure of financial performance under generally accepted accounting principles. Consistent with regulatory requirements, EBITDA includes other income (expense). We believe EBITDA is often a useful measure of a company’s operating performance and is a significant basis used by our management to measure the operating performance of our business. Because we have funded and completed the build-out of our system through the raising and expenditure of large amounts of capital, our results of operations reflect significant charges for depreciation, amortization and interest expense. EBITDA, which excludes this information, provides helpful information about the operating performance of our business, apart from the expenses associated with our physical plant or capital structure. EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

	Years Ended December 31,			Six Months Ended June 30,
(in thousands)	2005	2004	2003	2006	2005
				(unaudited)
Reconciliation of net loss to EBITDA:
Net loss as reported	$(666,715)	$(642,368)	$(584,535)	$(378,330)	$(266,521)
Add back non-EBITDA items included in net loss:
Interest income	(23,586)	(6,239)	(3,066)	(12,949)	(9,102)
Interest expense	107,791	85,757	110,349	62,553	44,501
Depreciation & amortization	145,870	147,165	158,317	81,729	68,801
Benefit from (provision for) deferred income taxes	2,330	27,317	—	(2,045)	1,158

EBITDA	$(434,310)	$(388,368)	$(318,935)	$(249,042)	$(161,163)

(2)	We consider subscribers to be those who are receiving and have agreed to pay for our satellite audio service, either by credit card or by invoice, including those that are currently in promotional periods paid in part by vehicle manufacturers, as well as XM activated radios in vehicles for which we have a contractual right to receive payment for the use of our satellite audio service. Radios that are revenue generating are counted individually as subscribers. Promotional periods generally include the period of trial service plus 30 days to handle the receipt and processing of payments.

Capitalization

The following table sets forth XM’s capitalization as of June 30, 2006 on:

•	an actual basis; and

•	an as adjusted basis, which gives effect to the following as if each had occurred as of June 30, 2006:

•	this Offer on the terms described herein, assuming the tender of all of the outstanding 10% Notes other than the Committed Notes, and based on the average closing price of the Class A common stock for the five-day period ended on a hypothetical Determination Date of June 30, 2006; and

•	completion of the transactions contemplated by the Committed Holder Agreements.

	June 30, 2006
	Actual	As Adjusted
	(in thousands, except share amounts)
Cash, cash equivalents and short-term investments	$431,087	431,087

10% Senior Secured Discount Convertible Notes Due 2009	99,958	—
Less: unamortized discount	(19,120)	—
1.75% Convertible Senior Notes due 2009	400,000	400,000
9.75% Senior Notes due 2014	600,000	600,000
Senior Floating Rate Notes due 2013	200,000	200,000
Mortgage obligation	39,139	39,139
Capital leases and other notes payable (1)	35,094	35,094

Total debt	$1,355,071	1,274,233

Stockholder’s equity
Series A convertible preferred stock, par value $0.01 (liquidation preference of $51,370 actual and as adjusted); 15,000,000 shares authorized, 5,393,252 shares issued and outstanding actual and as adjusted	54	54
Series B convertible redeemable preferred stock, par value $0.01 (liquidation preference of $23,714 actual and as adjusted); 3,000,000 shares authorized, 474,289 shares issued and outstanding actual and 107,885 shares as adjusted	—	—
Series C convertible redeemable preferred stock, par value $0.01 (liquidation preference of $117,283 actual and as adjusted); 250,000 shares authorized, 79,246 shares issued and outstanding actual and as adjusted	1	1
Series D junior participating preferred stock, par value $0.01; 250,000 shares authorized, no shares issued and outstanding	—	—
Class A common stock, par value $0.01; 600,000,000 shares authorized, 268,193,571 shares issued and outstanding actual and 301,981,066 as adjusted	2,682	3,020
Class C non-voting common stock, par value $0.01; 15,000,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital	2,969,259	3,097,652
Accumulated deficit	(3,157,934)	(3,209,072)

Total stockholders’ deficit	$185,938	$108,345

Total capitalization	$1,169,133	$1,165,888

(1)	Includes deferred vendor financing.

RISK FACTORS

In deciding whether to participate in the Offer and the Consent Solicitation, each holder should consider carefully, in addition to the risk factors contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and the other information contained or incorporated by reference in this Offer and Consent Solicitation, the following:

There are greater financial risks associated with the ownership of our Class A common stock than with ownership of debt instruments.

The 10% Notes are debt instruments secured by substantially all of our assets. In the event of our dissolution or liquidation of our assets, under Delaware law, our obligations to creditors under our secured debt instruments, such as the 10% Notes, receive priority in the distribution of our assets. If any assets are remaining after distribution to such secured creditors, our unsecured creditors and our preferred stockholders in any such dissolution or liquidation, then only those remaining assets may be distributed pro rata to the holders of our Class A common stock.

You may not be able to sell the Class A common stock for the price you want.

The shares issued in this Offer will substantially increase the number of shares of our Class A common stock outstanding, and could result in a decline in the market price of our Class A common stock, particularly if converting 10% Note holders seek to sell substantial portions of the Class A common stock received in this Offer. Under the terms of this Offer, assuming for this purpose the average closing price of our Class A common stock for the five-day period ending on the Determination Date equaled the average closing price for the five-day period ended on September 21, 2006 of $13.58 we would issue up to an aggregate of 19,393,653 shares of our Class A common stock to holders of the 10% Notes if all of the 10% Notes other than the Committed Notes were tendered and would issue 14,393,842 shares of our Class A common stock to the Committed Holders. As of August 31, 2006, there were 268,467,069 shares of our Class A common stock outstanding. Assuming 100% participation, the consummation of this Offer, assuming issuance of such number of shares, and completion of the transactions contemplated by the Committed Holder Agreements, would result in a 12.6% increase in the number of shares of our Class A common stock outstanding. We cannot predict the extent to which this dilution will affect the trading price of our Class A common stock.

We also have issued and outstanding other securities exercisable for or convertible into a substantial number of shares of our Class A common stock, some of which accrue interest that is convertible into Class A common stock or give us the option to make interest or other payments in our Class A common stock or securities convertible into Class A common stock. The conversion or exercise of these existing securities could lead to a further increase in the amount of Class A common stock outstanding. On a pro forma basis as of June 30, 2006, if we issued all shares issuable upon conversion or exercise of outstanding securities, we would have had approximately 362 million shares of Class A common stock outstanding on that date. Issuances of a large number of shares could adversely affect the market price of our Class A common stock. Most of the shares of our Class A common stock that are not already publicly-traded, including those held by affiliates, have been registered by us for resale into the public market. The sale into the public market of a large number of privately-issued shares also could adversely affect the market price of our Class A common stock and could impair our ability to raise funds in additional stock offerings.

Adoption of the Proposed Amendments would have an adverse effect on any unpurchased 10% Notes that are not converted separately from this Offer.

If the Offer is consummated and if the Proposed Amendments become operative with respect to the Note Purchase Agreement, any 10% Notes that are not tendered for conversion pursuant to the Offer will no longer be entitled to the benefits of most of the remaining restrictive covenants and certain other provisions that will have been amended or eliminated by the Proposed Amendments. The elimination or modification of these provisions could permit us to take actions that could increase the credit risks faced by the holders of any remaining 10% Notes that are not converted separately from this Offer or otherwise be adverse to the interests of the holders of such remaining 10% Notes.

You should carefully consider these risk factors, in addition to the other information set forth in this document, prior to determining whether to tender your 10% Notes for conversion and consent to the Proposed Amendments.

BACKGROUND OF THIS OFFER

Purpose of this Offer

This Offer and the Consent Solicitation, if successful, and together with the Committed Holder Agreements, will allow us to acquire all outstanding 10% Notes and eliminate substantially all of the restrictive provisions in the Note Purchase Agreement and the Shareholders and Noteholders Agreement.

The 10% Notes, issued in January 2003, are convertible into our Class A common stock at $3.18 per share. We do not have a right to prepay or redeem the 10% Notes. The 10% Notes do not become subject to mandatory conversion until 2007, and are not mandatorily convertible at or after that time unless various conditions regarding the amount of our outstanding indebtedness and other matters are met. The 10% Notes are secured by substantially all of our assets and, if converted, would cease to constitute secured indebtedness of XM. The 10% Notes finished accreting on December 31, 2005, and we have to make future interest payments on the notes in cash. By converting the 10% Notes pursuant to this Offer, and those subject to the Committed Holder Agreements, we estimate that we will be released from obligations to pay approximately $35 million in cash interest payments over the next four years prior to maturity of the notes.

The Offer is part of our overall refinancing strategy. As the first step of this strategy, we recently completed an $800 million unsecured note offering and used the proceeds to repurchase or redeem existing secured notes due in 2009 and 2010 and to retire approximately $320 million of fixed payment obligations under our distribution agreement with General Motors that would have come due in 2007, 2008 and 2009. This refinancing effectively replaced $486.5 million of senior secured debt with interest rates ranging from 10.63% to 14% and maturities in 2009 and 2010 (as well as covering redemption premiums and transaction costs) and $320 million of fixed payment obligations to General Motors due in 2007 through 2009, or over $806 million of obligations, with $800 million of senior unsecured debt with current interest rates from 9.75% to 9.98875% and maturities in 2013 and 2014. Concurrently with this refinancing, we increased the size of our credit facility with General Motors from $100 million to $150 million, and this facility is now unsecured until we draw on it. We also recently entered into a $250 million revolving credit facility with a group of banks, which is secured by substantially all of XM Satellite Radio Inc.’s assets. Our ability to draw under our bank facility is limited to $50 million until we have less than $75 million of 10% Notes outstanding.

Our Position Concerning this Offer

Our board has approved this Offer and the Consent Solicitation. However, our board is not making any recommendation to you as to whether to tender or refrain from tendering all or any portion of your 10% Notes for conversion or as to whether you should furnish the requested consent or withhold your consent with respect to all or any portion of your 10% Notes. You must make your own decision whether to tender your 10% Notes or furnish or withhold the requested consent, and if tendering, the amount of 10% Notes to tender. You are urged to carefully review all of the information contained or incorporated by reference in this Offer and Consent Solicitation.

10% Notes Not Purchased in the Offer Will Remain Outstanding Unless Converted Separately

10% Notes not tendered for conversion pursuant to the Offer (other than those subject to the Committed Holder Agreements) will remain outstanding and may be converted by the holder at any time pursuant to the existing terms of the notes. In the event that the Proposed Amendments are adopted, the rights of the holders who elect not to tender the 10% Notes in the Offer and do not otherwise convert their 10% Notes will be modified in a manner adverse to such holders because holders of 10% Notes outstanding after consummation of the Offer will not be entitled to the benefit of restrictive provisions contained in the Note Purchase Agreement and Shareholders and Noteholders Agreement, other than the covenant to pay interest on and principal of the 10% Notes when due, as well as certain events of default.

CONVERSION PREMIUM

We are offering for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer a premium equal to the sum of $320.80, payable solely in the number of shares of our Class A common stock equal to such amount divided by the average closing price of our Class A common stock for the five-day period ending on October 20, 2006, which is the date two business days prior to the Expiration Date. We will disclose by press release on the Determination Date the number of Premium Shares payable for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer. The premium amount is based on the present value of the remaining interest payments on the 10% Notes at September 21, 2006, discounted back to present value. As an example, assuming for this purpose the average closing price of our Class A common stock for the five-day period ending on the Determination Date equaled the average closing price for the five-day period ended on September 21, 2006 of $13.58, we would issue 23.6 Premium Shares for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer. The table below illustrates the number of Premium Shares we would issue based on different average closing prices of our Class A common stock, including the average closing price of our Class A common stock for the five-day period ended on September 21, 2006 of $13.58:

Average Closing Price	Premium/ $1,000 of 10% Notes	No. of Premium Shares/ $1,000 of 10% Notes
$12.58	$320.80	25.5
$13.08	$320.80	24.5
$13.58	$320.80	23.6
$14.08	$320.80	22.8
$14.58	$320.80	22.0

You may contact Jim Burns, our Treasurer, at (202) 380-1234 or (866) 559-7666, to find out the number of Premium Shares for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer if the Offer were to expire on the date of your inquiry or the actual number of Premium Shares if you inquire after the Determination Date.

INFORMATION ABOUT XM AND OTHER TRANSACTIONS

We are America’s leading satellite radio service company, providing music, entertainment and information programming for reception by vehicle, home and portable radios nationwide and over the internet for a monthly subscription fee to over 7 million subscribers. We believe XM Radio appeals to consumers because of our innovative and diverse programming, nationwide coverage, commercial-free music channels and digital sound quality.

Additional Information

We file annual, quarterly and current reports and other information with the SEC. You may read and copy materials that we have filed with the SEC at the following location:

Public Reference Room

100 F Street, N.E.

Room 1580

Washington, DC 20549

You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330.

The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, including us, who file electronically with the SEC. The address of that site is www.sec.gov.

We have filed with the SEC a Tender Offer Statement on Schedule TO under Section 13(e) of the Exchange Act and Rule 13e-4 thereunder, furnishing additional information with respect to the Offer. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendment thereto, may be examined and copies may be obtained at the same place and the same manner as described above. This Offer and Consent Solicitation does not contain all the information contained in the Schedule TO and exhibits to the Schedule TO. We recommend that you review the Schedule TO including exhibits before deciding whether or not to tender your 10% Notes.

Incorporation of Certain Documents by Reference

We incorporate by reference the filings listed below, which we have previously filed with the SEC. All of these filings, which contain important information about us, are considered a part of this Offer and Consent Solicitation.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Proxy Statement, filed with the SEC on April 25, 2006;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, respectively; and

•	Current Reports on Form 8-K, filed with the SEC on January 30, 2006, February 16, 2006, March 2, 2006, April 17, 2006, April 20, 2006, April 27, 2006, May 5, 2006, May 30, 2006, July 19, 2006, July 24, 2006, August 11, 2006, August 17, 2006, September 5, 2006 and September 26, 2006.

You may obtain copies of documents incorporated by reference in this document, without charge, by writing us at the following address or calling us at the telephone number listed below:

XM Satellite Radio Inc.

XM Satellite Radio Holdings Inc.

1500 Eckington Place, N.E.

Washington, DC 20002

(202) 380-1234 or (866) 559-7666 (toll-free)

Attention: Jim Burns

To obtain timely delivery of documents requested, you must request the information no later than five business days prior to the Expiration Date for the Offer. You may also contact Jim Burns, at (202) 380-1234 or (866) 559-7666 (toll-free) if you have any questions or requests for additional copies of this Offer and Consent

Solicitation, the Letter of Transmittal or related documents or to find out the number of Premium Shares for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer if the Offer were to expire on the date of your inquiry or the actual number of Premium Shares if you inquire after the Determination Date.

Other Transactions

The Offer is part of our overall refinancing strategy. As the first step of this strategy, we recently completed an $800 million unsecured note offering and used the proceeds to repurchase or redeem existing secured notes due in 2009 and 2010 and to retire approximately $320 million of fixed payment obligations under our distribution agreement with General Motors that would have come due in 2007, 2008 and 2009. This refinancing effectively replaced $486.5 million of senior secured debt with interest rates ranging from 10.63% to 14% and maturities in 2009 and 2010 (as well as covering redemption premiums and transaction costs) and $320 million of fixed payment obligations to General Motors due in 2007 through 2009, or over $806 million of obligations, with $800 million of senior unsecured debt with current interest rates from 9.75% to 9.98875% and maturities in 2013 and 2014. Concurrently with this refinancing, we increased the size of our credit facility with General Motors from $100 million to $150 million, and this facility is now unsecured until we draw on it. We also recently entered into a $250 million revolving credit facility with a group of banks, which is secured by substantially all of XM Satellite Radio Inc.’s assets. Our ability to draw under our bank facility is limited to $50 million until we have less than $75 million of 10% Notes outstanding.

We have entered into the Committed Holder Agreements with the Committed Holders, which consist of American Honda Motor Co., Inc., which has a nominee who serves as a member of our board of directors, and Mr. George Haywood, who currently serves as a member of our board of directors. These agreements were approved by our board of directors, with neither Mr. Haywood nor Mr. John Mendel (American Honda’s representative on our board) participating in our board’s consideration of these transactions. The Committed Holder Agreements provide for transactions that would result in the retirement of the approximately $42.6 million of Committed Notes. The closings of the transactions under the Committed Holder Agreements are expected to occur approximately the same time as the closing of this Offer. As part of these transactions, the Committed Holders have signed consents, effective upon the closing of the transactions, to the Proposed Amendments.

Under the terms of the Committed Holder Agreements, the Committed Holders will convert the Committed Notes and receive a premium for conversion payable in shares of our Class A common stock. Following conversion and payment of the premium for conversion with these two holders, the Committed Notes to be converted will become 14,393,842 shares of our Class A common stock. The number of shares of Class A common stock issuable for the Committed Notes was determined in a manner similar to the pricing mechanism for this Offer, but based on the closing price of our Class A common stock on September 21, 2006 of $13.51.

Assuming completion of this Offer with 100% participation, other than the Committed Notes, and assuming for this purpose the average closing price of our Class A common stock for the five-day period ending on the Determination Date equaled the average closing price for the five-day period ended on September 21, 2006 of $13.58, and assuming consummation of the transactions contemplated by the Committed Holder Agreements, we will have replaced $99.9 million of senior secured debt with an interest rate of 10% and maturity in 2009 with approximately 33,787,495 million shares of our Class A common stock, 31,421,871 shares of which were previously reserved for issuance upon conversion of our 10% Notes.

Please see the “As Adjusted” financial information under the caption “Summary Historical Financial Information,” which gives effect to the transactions described above.

TERMS OF THIS OFFER

General

Upon the terms and subject to the conditions set forth in the Offer Documents, we hereby offer a premium of $320.80 for each $1,000 principal amount at maturity of 10% Notes converted pursuant to this Offer, payable in the number of shares of our Class A common stock equal to such amount divided by the average closing price of our Class A common stock for the five-day period ending on October 20, 2006, which is the date two business days prior to the Expiration Date. The premium amount is based on the present value of the remaining interest payments on the 10% Notes at September 21, 2006, discounted back to present value. As an example, assuming for this purpose the average closing price of our Class A common stock for the five-day period ending on the Determination Date equaled the average closing price for the five-day period ended on September 21, 2006 of $13.58, we would issue 23.6 Premium Shares for each $1,000 aggregate principal amount at maturity of 10% Notes converted pursuant to this Offer.

Holders who validly tender for conversion and do not validly withdraw their 10% Notes (or their consent to the Proposed Amendments) on or prior to 12:00 midnight, New York City Time, on the Expiration Date, will, subject to the terms and conditions contained in the Offer Documents, receive the Conversion Shares and the Premium Shares.

For each $1,000 aggregate principal amount at maturity of 10% Notes validly tendered for conversion and not validly withdrawn pursuant to the Offer, a holder will receive the 315 Conversion Shares currently issuable upon conversion and the Premium Shares.

We are also soliciting, upon the terms and subject to the conditions set forth in the Offer Documents, consents from the holders with respect to the Proposed Amendments on or prior to the Expiration Date.

Holders who tender their 10% Notes for conversion pursuant to this Offer are required to consent to the Proposed Amendments. Holders who validly tender their 10% Notes pursuant to this Offer will be deemed to have delivered their consent by such tender. Holders may not deliver consents without tendering their 10% Notes in this Offer. If the Proposed Amendments become operative, holders who do not tender their 10% Notes on or prior to the Expiration Date, will be bound by the Proposed Amendments and will not receive any Premium Shares pursuant to this Offer. However, a holder of 10% Notes who does not participate in the tender offer may convert the 10% Notes into shares of our Class A common stock at any time in accordance with the existing terms of the 10% Notes.

Extension, Termination or Amendment

This Offer and the Consent Solicitation are subject to the conditions set forth below under the heading “Conditions of this Offer and Consent Solicitation.” If by 12:00 midnight, New York City Time, on the Expiration Date any or all of these conditions have not been satisfied, we reserve the right (but will not be obligated) to:

•	extend this Offer and retain all tendered 10% Notes until the expiration of the extended offer;

•	amend this Offer in any respect by giving oral or written notice of such amendment to the holders and making public disclosure by press release or other appropriate means of such amendment to the extent required by law; or

•	waive any or all of the conditions to this Offer and, subject to compliance with applicable rules and regulations of the SEC, accept all 10% Notes validly tendered for conversion pursuant to this Offer.

In addition, we may terminate this Offer and not convert any 10% Notes pursuant to this Offer if any condition is not satisfied or, in our reasonable judgment is unlikely to be satisfied, on or prior to the Expiration Date.

Subject to the applicable regulations of the SEC, we expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether any events preventing satisfaction of the conditions to this Offer shall have occurred or shall have been determined by us to have occurred, to extend the period during which this Offer is open and thereby delay acceptance of any such 10% Notes by giving oral or written notice of such extension to the holders and by making public disclosure by press release or other appropriate means of such extension to the extent required by law.

In addition, subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in the Conditions to this Offer and the Consent Solicitation has occurred or is deemed by us to have occurred in our reasonable discretion, to amend the Offer in any respect.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Except for a change in the amount of consideration or change in percentage of securities sought, the amount of time by which we will extend the Offer following a material change in the terms of the Offer or information concerning the Offer will depend on the facts and circumstances, including the relative materiality of the information. If we change the amount of consideration offered or the percentage of the 10% Notes sought, we will notify you and extend the expiration date to the tenth business day after the date of notice (unless the expiration date as originally scheduled is already on or after the tenth business day).

A “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

There can be no assurance that we will exercise our right to extend, terminate or amend this Offer. However, a holder will continue to have conversion rights with respect to the 10% Notes and may convert 10% Notes at any time pursuant to the terms of the 10% Notes. No Premium Shares will be issued in connection with conversions of 10% Notes separately from this Offer. If any holder wishes to convert 10% Notes under existing conversion rights and not pursuant to this Offer during the period while this Offer is pending, please contact XM so that any such conversion can be effected separately from this Offer. During any extension and irrespective of any amendment to this Offer, all 10% Notes previously tendered for conversion and not withdrawn will remain subject to this Offer and may be accepted thereafter for conversion by us, subject to compliance with applicable law.

Announcements

Any extension, termination or amendment of this Offer will be followed as promptly as practicable by announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 A.M., New York City Time, on the next business day following the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make such announcement, we will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by making a release to an appropriate news agency or another means of announcement that we deem appropriate.

Beneficial Owners

If you are a beneficial owner of 10% Notes but are not the registered holder and you seek to tender 10% Notes for conversion and deliver consents to the Proposed Amendments, you must:

•	contact the registered holder of the 10% Notes and instruct the registered holder to tender and consent on your behalf;

•

obtain and include with the accompanying Letter of Transmittal, 10% Notes properly endorsed for transfer by the registered holder or accompanied by a properly completed bond power from the registered holder, together with a properly completed irrevocable proxy that authorizes you to consent to the Proposed Amendments on behalf of the registered holder, with signatures on the endorsement or bond power guaranteed by an Eligible Institution (as defined in the Letter of Transmittal); or

•	effect a record transfer of the 10% Notes from the registered holder to you and comply with the requirements applicable to registered holders for tendering 10% Notes and delivering consents on or prior to the Expiration Date.

We have no obligation to effect the transfer of any 10% Notes from the name of the registered holder if we do not accept for conversion any of the principal amount of those 10% Notes.

ACCEPTANCE OF 10% NOTES FOR CONVERSION

Upon the terms and subject to the conditions set forth in this Offer (including the terms and conditions of any extension or amendment) and applicable law, we will accept, and will issue Premium Shares for, any and all aggregate principal amount of the 10% Notes validly tendered for conversion and not properly withdrawn with respect to this Offer on or before 12:00 midnight, New York City Time, on the Expiration Date, as soon as practicable after the Expiration Date of this Offer. Any 10% Notes that are converted pursuant to this Offer will be canceled and will not be re-issued.

We expressly reserve the right, in our reasonable discretion, to delay acceptance of 10% Notes tendered under this Offer (subject to Rule 13e-4(f)(5) under the Exchange Act, which requires that we pay the consideration offered or return the 10% Notes deposited pursuant to this Offer promptly after termination or withdrawal of this Offer), or to terminate this Offer and not accept any 10% Notes, (1) if any of the conditions to this Offer shall not have been satisfied or validly waived by us, or (2) in order to comply in whole or in part with any applicable law.

In all cases, issuances of Premium Shares for 10% Notes converted pursuant to this Offer will be made only after timely receipt by us of (1) certificates representing the 10% Notes, (2) the properly completed and duly executed Letter of Transmittal (or a facsimile thereof), and (3) all necessary signature guarantees and any other documents required by the Letter of Transmittal. This Offer is scheduled to expire at 12:00 midnight, New York City Time, on Tuesday, October 24, 2006, unless extended by us.

In all cases, we will issue shares of our Class A common stock for 10% Notes converted pursuant to this Offer in accordance with a tendering holder’s instructions. If, for any reason whatsoever, acceptance of any 10% Notes tendered for conversion pursuant to this Offer is delayed or we extend this Offer or are unable to accept the 10% Notes tendered for conversion pursuant to this Offer, then, without prejudice to our rights set forth herein, we may retain tendered 10% Notes and those 10% Notes may not be withdrawn, except to the extent that you are entitled to withdrawal rights as described below under the caption “Withdrawal of Tenders and Revocation of Consents.” We will effect any such delay in compliance with Exchange Act Rules including Rule 13e-4(f)(5) which relates to the obligation of a bidder to pay for or return tendered securities promptly after the termination or withdrawal of its offer.

We do not expect to increase the number of Premium Shares offered in this Offer, but if the number of Premium Shares offered is increased, all tendering Holders whose 10% Notes are accepted for conversion pursuant to this Offer will be given the increased number of Premium Shares for their 10% Notes regardless of when their tenders were made. Additionally, if we increase the number of Premium Shares offered in this Offer and the Offer is scheduled to expire at any time before the expiration of a period of ten business days from and including the date that notice of such increase is first published, sent or given in the manner specified in this Offer, the Offer will be extended until the expiration of such ten business day period.

SOLICITATION OF CONSENTS

In conjunction with this Offer, we are soliciting consents to certain amendments to Note Purchase Agreement and the Shareholders and Noteholders Agreement. The purpose of the Consent Solicitation is to remove substantially all of the restrictive provisions in the Note Purchase Agreement and the Shareholders and Noteholders Agreement. You may not tender your 10% Notes in this Offer without consenting to the Proposed Amendments. In addition, you may not consent to the Proposed Amendments without tendering your 10% Notes for conversion. You may revoke your consent at any time prior to 12:00 midnight on the Expiration Date. You may not revoke a consent following the Expiration Date. If your 10% Notes are not properly tendered on or before the Expiration Date pursuant to this Offer, or your consent either is not properly delivered, or revoked and not properly redelivered, on or before the Expiration Date, you will not receive the tender offer consideration, even though the Proposed Amendments, if the requisite consents are received, will be effective as to your 10% Notes.

The Proposed Amendments with respect to the Note Purchase Agreement require for adoption the consent of the holders of a majority in aggregate principal amount at maturity of outstanding 10% Notes. The Proposed Amendments with respect to the Shareholders and Noteholders Agreement require for adoption the consent of the holders of a majority of the common stock deemed outstanding (as defined in the Shareholders and Noteholders Agreement) held by parties to the Shareholders and Noteholders Agreement. The Committed Holders hold $42.6 million in aggregate principal amount at maturity of outstanding 10% Notes and approximately 55.0% of the common stock deemed outstanding for purposes of the Shareholders and Noteholders Agreement, and have consented to the Proposed Amendments, effective upon the closing of the transactions contemplated by the Committed Holder Agreements. Parties to the Shareholders and Noteholders Agreement that have the right to consent or decline to consent to the Proposed Amendments to the Shareholders and Noteholders Agreement other than in their capacity as holders of 10% Notes may or may not choose to consent to such Proposed Amendments in such capacity.

Only registered Holders of the 10% Notes are entitled to execute consents. The transfer of 10% Notes on the register for the 10% Notes will not have the effect of revoking any consent previously given by the registered holder of those 10% Notes and that consent will remain valid unless revoked by the person in whose name such 10% Notes are then registered on the register for the 10% Notes. Revocation will be effective only if we receive the notice of revocation on or before the Expiration Date. If the Proposed Amendments are not approved, but the conditions to this Offer are satisfied or waived, we may proceed to accept the 10% Notes that have been tendered. The remaining outstanding 10% Notes would continue to have the same rights as before the commencement of the Consent Solicitation.

If this Offer is terminated without any 10% Notes being accepted for conversion, the Proposed Amendments will not become operative.

PROCEDURES FOR TENDERING 10% NOTES AND DELIVERING CONSENTS

General

The tender of 10% Notes for conversion pursuant to the Letter of Transmittal and in accordance with the procedures described below will be deemed to constitute delivery of a consent to the Proposed Amendments with respect to the 10% Notes tendered. You may not deliver a consent without tendering your 10% Notes in this Offer. You may not tender your 10% Notes in this Offer without delivering a consent to the Proposed Amendments. If you do not tender your 10% Notes and deliver your consent on or before the Expiration Date, you will not receive the Conversion Shares or the Premium Shares. However, you may convert your 10% Notes into shares of our Class A common stock at any time in accordance with the existing terms of the 10% Notes.

Valid Tender

Except as set forth below, for a registered holder to validly tender 10% Notes for conversion and deliver a consent pursuant to this Offer, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with any signature guarantees and any other documents required by the Instructions to the Letter of Transmittal must be received by us at the address set forth on the back cover of this Offer and Consent Solicitation on or before 12:00 midnight, New York City Time, on the Expiration Date, and certificates representing the 10% Notes must be received by us at such address on or before the Expiration Date.

In all cases, the issuance of shares of our Class A common stock for 10% Notes tendered and accepted pursuant to this Offer will be made only after timely receipt by us of:

•	certificates representing such 10% Notes;

•	the Letter of Transmittal (or a facsimile thereof) properly completed and duly executed; and

•	any required signature guarantees and other documents required by the Letter of Transmittal.

Signature Guarantees

Signatures on the Letter of Transmittal need not be guaranteed if the 10% Notes tendered thereby are tendered (1) by the registered holder(s) thereof, unless that holder has completed the box entitled “Special Delivery Instructions” in the Letter of Transmittal, or (2) for the account of a firm that is an “Eligible Institution” as defined in the Letter of Transmittal. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 4 of the Letter of Transmittal.

Federal Backup Withholding Tax

Under the “backup withholding” provisions of United States federal income tax law, unless you or your assignee satisfies the conditions described in Instruction 6 of the Letter of Transmittal or is otherwise exempt, the shares issued for 10% Notes as a result of the Offer may be subject to backup withholding tax. To prevent backup withholding, you or your assignee should complete and sign IRS Form W-9 or other applicable form. See Instruction 6 of the Letter of Transmittal.

Effect of Letter of Transmittal

Subject to and effective upon the acceptance for conversion of and payment for 10% Notes tendered thereby, by executing and delivering the Letter of Transmittal, you (1) irrevocably sell, assign and transfer to or upon the order of us all right, title and interest in and to all the 10% Notes tendered thereby and (2) irrevocably appoint us as your true and lawful agent and attorney-in-fact with respect to the tendered 10% Notes, with full power of substitution and resubstitution (that power of attorney being deemed to be an irrevocable power coupled with an interest).

Execution and delivery of a Letter of Transmittal will be deemed to constitute a consent to the Proposed Amendments.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered 10% Notes and deliveries of consents pursuant to any of the procedures described above, and the form and validity (including time of receipt of notices of withdrawal and revocation) of all documents will be determined by us in our reasonable discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders of any 10% Notes or deliveries of consents determined by us not to be in proper form, or if the acceptance of such 10% Notes or consents may, in the opinion of our counsel, be unlawful. We also reserve the right to waive or amend any condition to this Offer and the Consent Solicitation that we are legally permitted to waive or amend. Our interpretation of the terms and conditions of this Offer and the Consent Solicitation (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Your tender will not be deemed to have been validly made until all defects or irregularities in your tender have been cured or waived. Neither we nor any other person is under any duty to give notification of any defects or irregularities in any tender of any 10% Notes, or any delivery or revocation of consents, or will incur any liability for failure to give any such notification.

WITHDRAWAL OF TENDERS AND REVOCATION OF CONSENTS

After you have tendered 10% Notes for conversion and delivered a consent to the Proposed Amendments, you may withdraw those 10% Notes or revoke those consents on or before 12:00 midnight, New York City Time, on the Expiration Date by delivering a written notice of withdrawal of tender or revocation of consent subject to the limitations described herein. To be effective, a written or facsimile transmission notice of withdrawal of a tender or notice of revocation of a consent to the Proposed Amendments must:

•	be received by us at the address specified on the back cover of this Offer and Consent Solicitation before 12:00 midnight, New York City Time, on the Expiration Date;

•	specify the name of the registered holder of the 10% Notes to be withdrawn or to which the notice of revocation relates;

•	contain the description of the 10% Notes to be withdrawn or to which the notice of revocation relates, the certificate numbers shown on the particular certificates representing such 10% Notes and the aggregate principal amount at maturity represented by such 10% Notes; and

•	be signed by the registered holder of the 10% Notes in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have us register the transfer of the 10% Notes into the name of the person withdrawing the 10% Notes or revoking a consent.

The signature(s) on the notice of withdrawal of any tendered 10% Notes or revocation of consent must be guaranteed by an Eligible Institution unless the 10% Notes have been tendered or the consent has been given for the account of an Eligible Institution. If the 10% Notes to be withdrawn have been delivered or otherwise identified to us, a signed notice of withdrawal is effective immediately upon receipt by us of written or facsimile transmission of the notice of withdrawal even if physical release is not yet effected. A withdrawal of 10% Notes or a revocation of a consent can only be accomplished in accordance with the foregoing procedures.

A valid withdrawal of 10% Notes on or before 12:00 midnight on the Expiration Date (without a concurrent valid revocation of a consent) will render the consent to the Proposed Amendments defective, and a valid revocation of a consent on or before 12:00 midnight on the Expiration Date (without a concurrent valid withdrawal of 10% Notes) will render the tender of 10% Notes defective. If a withdrawal or revocation is deemed to have occurred as a result of the revocation of a consent or withdrawal of tender, as the case may be, we will have the right to waive such defective tender or defective revocation, as the case may be. If we waive our right to reject a defective tender of 10% Notes, you will be entitled to the Conversion Shares and the Premium Shares.

We reserve the right to contest the validity of any revocation of a consent. A purported notice of revocation that is not received by us on or prior to the Expiration Date will not be effective to revoke a consent previously given. Any 10% Notes that have been tendered but that are not accepted will be returned to you without cost to you as soon as practicable following the Expiration Date.

A withdrawal of a tender of 10% Notes or a revocation of a consent may not be rescinded and any 10% Notes properly withdrawn or consents properly revoked will not be deemed to be validly tendered for purposes of this Offer and the Consent Solicitation. Withdrawn 10% Notes may, however, be retendered and consents may be redelivered at any time on or prior to 12:00 midnight, New York City Time, on the Expiration Date.

If the Offer is extended by us, you may withdraw your tendered 10% Notes at any time until the extended expiration of the Offer. In addition, if we have not accepted your tendered 10% Notes for conversion by November 22, 2006 you will also have the right to withdraw your tendered 10% Notes after that date and until we accept your tendered 10% Notes.

CONDITIONS OF THIS OFFER AND THE CONSENT SOLICITATION

Notwithstanding any other provisions of this Offer and Consent Solicitation, we will not be required to accept any 10% Notes validly tendered for conversion pursuant to this Offer, and may terminate, amend or extend this Offer or the Consent Solicitation or delay or refrain from accepting, if any of the following shall occur:

•	any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority that prohibits or materially restricts the consummation of this Offer or the Consent Solicitation;

•	there exists a declaration by the United States of war or a national emergency or the commencement or escalation of armed hostilities directly or indirectly involving the United States;

•	there exists:

•	any general suspension of trading in, or limitation on prices for, securities listed on the New York Stock Exchange or The NASDAQ Stock Market,

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation (whether or not mandatory) by any federal or state authority on, or any other event that might materially affect, the extension of credit by banks or other financial institutions,

•	a material change in United States currency exchange rates or a general suspension of or material limitation on the markets therefor,

•	any limitation (whether or not mandatory) by any United States governmental authority on the extension of credit by banks or other financial institutions,

•	any significant adverse change in the price of the 10% Notes or in the United States securities or financial markets,

•	a material impairment in the trading market for debt securities or

•	in the case of any of the foregoing existing at the date hereof, a material acceleration or worsening thereof;

•	there shall be instituted or pending any action, proceeding, application, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, that, in our reasonable judgment, could:

•	prohibit, or impose any material limitations on, our ownership or operation (or that of our subsidiaries or affiliates) of all or a material portion of our business or assets,

•	prohibit, or make illegal the execution and delivery, the validity or the effectiveness of any of the Proposed Amendments,

•	impose or confirm material limitations on the scope, validity or effectiveness of the consents solicited or any of the Proposed Amendments or our ability to acquire or hold or to exercise full rights of ownership of the 10% Notes,

•	make the solicitation of consents or the acceptance for payment of, or payment for, some or all of any 10% Notes pursuant to this Offer illegal, or result in a delay beyond the Expiration Date, in our ability to obtain from the registered holders of the 10% Notes valid and effective consents or to accept for payment or pay for some or all of the 10% Notes, or

•	otherwise have a material adverse effect on the contemplated benefits of this Offer or the consent to us;

•	there exists, in our reasonable judgment, any actual or threatened legal impediment to the acceptance for payment of, or payment for, any of the 10% Notes or to the scope, validity or effectiveness of the consents solicited hereby;

•	there shall have occurred or be likely to occur any event affecting our business or financial affairs that, in our reasonable judgment, could prevent, restrict or delay consummation of this Offer or the Consent Solicitation or materially impair the contemplated benefits of this Offer and the Consent Solicitation.

These conditions are for our sole benefit and may be asserted by us regardless of the circumstances, including any action or inaction by us giving rise to any condition, or may be waived by us, in whole or in part, at any time and from time to time, in our reasonable discretion. We may additionally terminate this Offer and the Consent Solicitation if any condition is not satisfied or, in our reasonable judgment, is unlikely to be satisfied on or prior to the Expiration Date. If any of these events occur, subject to the termination rights described above, we may

•	return tendered 10% Notes to you,

•	extend this Offer and the Consent Solicitation and retain all tendered 10% Notes until the expiration of the extended Offer and Consent Solicitation, or

•	amend this Offer and the Consent Solicitation in any respect by giving oral or written notice of amendment to you and making public disclosure of the amendment to the extent required by law. We also reserve the right at any time to waive any or all of the conditions to this Offer and Consent Solicitation.

Fractional Shares

In accordance with the terms of the Note Purchase Agreement, no fractional shares of our Class A common stock will be issued for 10% Notes. Instead, at our option, we will either:

•	round up such fraction to the nearest whole share; or

•	pay an amount in cash equal to the product of

•	such fraction, multiplied by

•	the fair market value of a share of Class A common stock on the Expiration Date, computed to the nearest whole cent.

ACCOUNTING TREATMENT

We will be recognizing an aggregate non-cash charge of approximately $28.3 million in connection with this Offer, representing interest and de-leveraging expenses, if all outstanding 10% Notes are tendered and a non-cash charge of approximately $22.8 million in connection with the transactions with the Committed Holders. The dilution as a result of this transaction and the transactions with the Committed Holders is approximately 0.65%, based on the number of shares of Class A common stock outstanding on a fully diluted basis as of June 30, 2006, assuming we had issued all shares issuable upon conversion or exercise of outstanding securities. The amount of our long term debt has been reduced on a pro forma basis as a result of this transaction by approximately $80.8 million, representing the book value of the converted notes less certain deferred financing costs.

DESCRIPTION OF 10% NOTES

The following is a summary of the terms of the 10% Notes. A more complete description is contained in our filings with the SEC, including the Amended and Restated Note Purchase Agreement for the 10% Notes and the Third Amended and Restated Shareholders and Noteholders Agreement, each of which was filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003. See “Additional Information” and “Incorporation of Certain Documents by Reference” for further information. As of September 25, 2006, $99,921,550 aggregate principal amount at maturity of 10% Notes was outstanding.

Obligors	XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc.

Maturity	December 31, 2009

Interest Payment Dates	June 30 and December 31

Conversion

The 10% Notes are convertible at any time at the option of the holder into shares of our Class A common stock at a conversion price of $3.18 per share, subject to adjustment in certain events. This is equivalent to a conversion rate of approximately 315 shares per each $1,000 principal amount at maturity of notes. The 10% Notes are convertible at any time prior to their maturity.

Security

Except for certain excluded assets and real property, the 10% Notes are secured with a first priority security interest in substantially all of our assets, including the stock of XM Satellite Radio Inc.’s FCC license subsidiary, subject to certain permitted liens. Pursuant to intercreditor agreements, the same collateral also secures on an equal and ratable basis our $250 million senior secured revolving credit facility.

Ranking

The 10% Notes are our senior secured obligations. The 10% Notes rank equal in right of payment with all of our and XM Satellite Radio Inc.’s other existing and future senior indebtedness and senior in right of payment to all of our and XM Satellite Radio Inc.’s existing and future subordinated indebtedness. The notes are equal in right of payment to our $250 million senior secured revolving credit facility.

Redemption	We may not redeem the 10% Notes.

Guarantee	The 10% Notes are guaranteed by XM Satellite Radio Inc.’s wholly owned subsidiary, XM Equipment Leasing LLC.

Covenants	We are required to offer to repurchase 10% Notes with the excess proceeds of certain sales of our assets or upon the occurrence of a change of control of our company.

DESCRIPTION OF CLASS A COMMON STOCK

As of August 31, 2006, our authorized capital stock consisted of 600,000,000 shares of Class A common stock, $.01 par value per share, 15,000,000 shares of Class C common stock, $.01 par value per share, 15,000,000 shares of Series A convertible preferred stock, $.01 par value per share, 3,000,000 shares of 8.25% Series B convertible redeemable preferred stock, $.01 par value per share, 250,000 shares of 8.25% Series C convertible redeemable preferred stock, $.01 par value per share and 250,000 shares of Series D junior participating preferred stock, $.01 par value per share. The following summary description of our capital stock is subject to our Restated Certificate of Incorporation and Restated Bylaws and the Delaware General Corporation Law.

General

Our Class A common stock is listed on The NASDAQ Global Select Market. As of August 31, 2006, there were 268,467,069 shares of Class A common stock outstanding and no shares of Class C common stock outstanding.

Holders of our Class A common stock are entitled

•	to one vote for each share held on any matter submitted for stockholder approval;

•	to receive on a pro rata basis, dividends and distributions, if any, as the board of directors may declare out of legally available funds; and

•	upon the liquidation, dissolution, winding up or insolvency of the company, to share ratably in the net assets of our company available after we pay our liabilities and any preferential amounts to which holders of the preferred stock may be entitled.

Holders of Class A common stock have no preemptive, redemption or sinking fund rights.

Anti-Takeover Protections

Our stockholder rights plan and certain provisions of our certificate of incorporation may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. This could limit the price that certain investors might be willing to pay in the future for shares of our Class A common stock.

In November 2001, our board of directors adopted a stockholder rights plan, which we implemented in August 2002 and amended in January 2003 and March 2004. Pursuant to the stockholder rights plan, we made a dividend distribution of one “right” on each share of Class A common stock, Series A preferred stock and Series C preferred stock (as converted) outstanding. Under the plan, if a person or group acquires 15% or more of our outstanding common stock, each right not owned by the acquiror or its affiliates will entitle its holder to pay to us $50 and receive newly issued shares of Class A common stock worth $100. This ability of stockholders other than the acquiror to purchase additional shares at a 50% discount from market, among other provisions in the plan, would cause an unapproved takeover to be much more expensive to an acquiror, resulting in a strong incentive to negotiate with our board of directors to redeem the rights or approve the transaction instead of pursuing a hostile strategy. The rights may be redeemed by us at $0.005 per right within 10 days after the accumulation of 15% or more of our outstanding common stock by a single acquiror or group.

Our certificate of incorporation provides that we may issue preferred stock without the further approval of stockholders. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any stockholder for a period of three years unless the transaction meets certain conditions. Our certificate of incorporation requires unanimous written consent of stockholders to the taking of corporate action of stockholders without a meeting of stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is Computershare.

Director Designation Agreements

We have director designation agreements that contemplate election to our board of directors of members selected by each of General Motors and American Honda Motor Co., Inc.; the Chairman of the Board; a director who also serves as our President and Chief Executive Officer; and two directors of recognized industry experience and stature who are not affiliated with significant stockholders. The director designation agreements will terminate upon unanimous consent of the parties.

PRICE RANGE OF OUR CLASS A COMMON STOCK

Our Class A common stock has been quoted on NASDAQ under the symbol “XMSR” since its initial public offering on October 5, 1999 at a price to the public of $12.00 per share. The following table presents, for the period indicated, the high and low sales prices per share of the Class A common stock as reported on The NASDAQ Global Select Market:

	High	Low
2004:
First Quarter	$29.96	$20.55
Second Quarter	30.96	20.35
Third Quarter	31.52	23.55
Fourth Quarter	40.89	27.50
2005:
First Quarter	38.28	27.99
Second Quarter	34.83	26.16
Third Quarter	37.31	32.57
Fourth Quarter	36.91	26.99
2006:
First Quarter	30.46	19.66
Second Quarter	24.21	12.77
Third Quarter (through September 21, 2006)	14.98	9.63

On September 21, 2006, the reported last sale price of our Class A common stock on The NASDAQ Global Select Market was $13.51 per share. As of September 20, 2006, there were 2,643 holders of record of our Class A common stock. The 10% Notes are held privately by less than 15 holders of record.

Dividend Policy

We have not declared or paid any dividends on our Class A common stock since our date of inception. Currently, our Series C convertible redeemable preferred stock restricts us from paying dividends on our Class A common stock without the consent of 60% of our Series C preferred stock. The Series C preferred stock provides for cumulative dividends payable in cash. As no dividends have been declared on the Series C preferred stock, the value of the cumulative dividends has increased the liquidation preference. The indentures governing our subsidiary XM Satellite Radio Inc.’s senior notes restrict XM Satellite Radio Inc. from paying dividends to us, which, in turn, will significantly limit our ability to pay dividends. We do not intend to pay cash dividends on our Class A common stock in the foreseeable future. We anticipate that we will retain any earnings for use in our operations and the expansion of our business.

MANAGEMENT

Please see the information in the attached Annex III.

INTERESTS OF DIRECTORS AND OFFICERS

We are not aware of any of our directors, officers or affiliates owning any of the 10% Notes except that George W. Haywood, a member of our board of directors, owns $9,309,744 principal amount at maturity of 10% Notes, which constitutes approximately 9.3% of the outstanding 10% Notes, and American Honda Motor Co., Inc., which has a representative on our board of directors, owns $66,498,168 principal amount at maturity of 10% Notes (half of which is subject to a pre-existing hedge arrangement with a hedge counterparty), which represents approximately 66.6% of the outstanding 10% Notes. Both Mr. Haywood and American Honda are Committed Holders and will be converting the 10% Notes that they own outright pursuant to Committed Holder Agreements.

RECENT TRANSACTIONS IN 10% NOTES

On December 30, 2005, we issued 18,334,104 shares of our Class A common stock to one security holder in exchange for approximately $56.0 million principal amount at maturity of 10% Notes. On January 25 and 26, 2006, we issued 17,111,077 shares of our Class A common stock to one security holder in exchange for approximately $52.3 million principal amount at maturity of 10% Notes. On April 19, 2006, we issued 9,136,317 shares of our Class A common stock to four security holders in exchange for approximately $27.7 million principal amount at maturity of 10% Notes. Each of these transactions is further described in a Current Report on Form 8-K, filed with the SEC on December 30, 2005, January 30, 2006 and April 20, 2006, respectively.

THE PROPOSED AMENDMENTS

Proposed Amendments to the Note Purchase Agreement

Assuming that we receive the necessary consents to the Proposed Amendments to the Note Purchase Agreement and this Offer is consummated by us, we will no longer be subject to substantially all of the restrictive provisions currently in the Note Purchase Agreement. The impact of the Proposed Amendments on us may be affected by certain restrictive covenants contained in our other agreements that are not reflected in this summary. The Proposed Amendments to the Note Purchase Agreement are set forth in Annex I to this Offer and Consent Solicitation and the following description is qualified in its entirety by reference to Annex I.

The Proposed Amendments would eliminate the following sections from the Note Purchase Agreement:

(1)	the covenant entitled “Taxes”;

(2)	the covenant entitled “Stay, Extension and Usury Laws”;

(3)	the covenant entitled “Corporate Existence”; and

(4)	the covenant entitled “Payments for Consent”;

The Proposed Amendments also would amend and restate the relevant event of default provisions to increase the threshold amount of accelerated indebtedness that would result in an event of default under the 10% Notes from $10 million to $25 million to conform to the terms of XM Satellite Radio Inc.’s recently issued senior notes.

The Proposed Amendments would also modify certain other sections of the Note Purchase Agreement to conform to the foregoing changes.

Proposed Amendments to the Shareholders and Noteholders Agreement

Assuming that we receive the necessary consents to the Proposed Amendments to the Shareholders and Noteholders Agreement, we will no longer be subject to the provisions of the Shareholders and Noteholders Agreement set forth below. The Proposed Amendments to the Shareholders and Noteholders Agreement are set forth in Annex II to this Offer and Consent Solicitation and the following description is qualified in its entirety by reference to Annex II.

The Proposed Amendments would eliminate the following provisions from the Shareholders and Noteholders Agreement:

(1)	the provision entitled “Right of First Offer”; and

(2)	the provision entitled “Antidilution Protection”.

The Proposed Amendments would also modify certain other sections of the Shareholders and Noteholders Agreement to conform to the foregoing changes.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes, subject to the limitations set forth below, certain U.S. federal income tax consequences of the Offer and the Consent Solicitation. The following discussion does not purport to be a full description of all United States federal income tax consequences of the Offer and the Consent Solicitation and does not address any other taxes that might be applicable to a holder of 10% Notes, such as tax consequences arising under the tax laws of any state, locality or foreign jurisdiction. Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to particular holders of 10% Notes in light of their personal circumstances and does not deal with persons that are subject to special tax rules, such as persons who are not U.S. Holders (as defined below), dealers in securities, financial institutions, insurance companies, tax-exempt entities, persons holding the 10% Notes as part of a hedging or conversion transaction, a straddle or a constructive sale, and persons whose functional currency is not the United States dollar. The discussion below assumes that all 10% Notes are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

The discussion of the United States federal income tax considerations below is based on currently existing provisions of the Internal Revenue Code, the applicable Treasury regulations promulgated and proposed under the Internal Revenue Code, judicial decisions and administrative interpretations, all of which are subject to change, possibly on a retroactive basis. Because individual circumstances may differ, you are strongly urged to consult your tax advisor with respect to your particular tax situation and the particular tax effects of any state, local, non-United States or other tax laws and possible changes in tax laws.

As used herein, a U.S. Holder means a beneficial owner of a note who is, for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds a note, the United States income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding 10% Notes, you are urged to consult your tax advisor.

THE FOLLOWING DISCUSSION IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE, AND WAS WRITTEN TO SUPPORT THIS OFFER OF PREMIUM FOR CONVERSION AND CONSENT SOLICITATION. THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. EACH HOLDER OF OUTSTANDING NOTES IS STRONGLY URGED TO CONSULT WITH ITS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH NOTEHOLDER’S PERSONAL TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, OF THE OFFER AND CONSENT SOLICITATION.

Conversion of the 10% Notes

Except as set forth below with respect to the Premium Shares, a U.S. Holder who converts a 10% Note into our Class A common stock should not recognize any income, gain or loss, except for (i) any gain or loss attributable to the receipt of cash in lieu of a fractional share and (ii) any Class A common stock received with respect to accrued interest not previously includable in income, which will be taxable as ordinary income. The U.S. Holder’s aggregate adjusted basis in the Class A common stock, other than to the extent received with respect to accrued interest, will equal his adjusted basis in the note (less the portion of the basis allocable to a fractional share of Class A common stock for which cash is received), and the U.S. Holder’s holding period for the stock will include the period during which he held the note. The tax basis of the Class A common stock received upon a conversion with respect to accrued interest will equal the fair market value of such stock, and the U.S. Holder’s holding period will commence on the day following the date of delivery of the Class A common stock. The receipt of cash in lieu of a fractional share of Class A common stock generally will result in capital gain (except the extent of any accrued market discount) or loss measured by the difference between the cash received for the fractional share and the U.S. Holder’s adjusted tax basis allocable to such fractional share.

Premium Shares

The U.S. federal income tax consequences of the receipt of the Premium Shares is uncertain. The receipt of the Premium Shares may be treated as the receipt of a separate fee for consenting to the Proposed Amendments, which constitutes ordinary income to U.S. Holders in an amount equal to the fair market value of the Premium Shares received. Alternatively, the receipt of the Premium Shares may be treated as additional consideration in exchange for the converted 10% Notes. If the Premium Shares are treated as additional consideration for the 10% Notes and the 10% Notes are considered “securities” for federal income tax purposes, then the receipt of the Premium Shares may be treated as part of a tax-free recapitalization under the reorganization provisions of the Code. The term “security” is not defined in the Code or applicable regulations and has not been clearly defined by court decisions. Although there are a number of factors that may affect the determination of whether a debt instrument is a “security,” one of the most important factors is the original term of the instrument, or the length of time between the issuance of the instrument and its maturity. In general, instruments with an original term of more than ten years are likely to be treated as “securities,” and instruments with an original term of less than five years are unlikely to be treated as “securities.” The 10% Notes had an original term of more than five but less than ten years; therefore, it is uncertain whether they qualify as “securities.” We intend to take the position that the Premium Shares constitute additional consideration in exchange for the converted 10% Notes and that the receipt of the Premium Shares should be treated as part of a tax-free recapitalization under the reorganization provisions of the Code. Due to the inherently factual nature of the determination, U.S. Holders are urged to consult their own tax advisors regarding the classification of the 10% Notes as “securities” for federal income tax purposes and the treatment of receipt of the Premium Shares if the 10% Notes are not classified as “securities.”

Treatment of Non-Converting U.S. Holders

If the Proposed Amendments do not become effective, then a U.S. Holder that does not convert its 10% Notes will not realize gain or loss for United States federal income tax purposes.

If the Proposed Amendments become effective, the United States federal income tax consequences to non-converting U.S. Holders will depend upon whether the modification to the 10% Notes results in a “deemed” exchange of such Notes for federal income tax purposes. Generally, the modification of a debt instrument will be treated as a “deemed” exchange of an old debt instrument for a new debt instrument if such modification is “significant” within the meaning of the Treasury Regulations promulgated under Section 1001 of the Internal Revenue Code. A modification is “significant” if, based on all the facts and circumstances, the legal rights and obligations that are altered and the degree to which they are altered are economically significant, provided that a modification that adds, deletes, or alters customary accounting or financial covenants is not a “significant modification.” Holders are urged to consult their own tax advisors regarding the treatment of the Proposed Amendments as a “significant modification” of the 10% Notes for federal income tax purposes. We intend to take the position that the adoption of the Proposed Amendments does not constitute a “significant modification” to the terms of the 10% Notes. If that position is correct, a non-tendering U.S. Holder would not recognize any gain or loss for United States federal income tax purposes as a result of the adoption of the Proposed Amendments.

The law is unclear, however, and the Internal Revenue Service could assert that the adoption of the Proposed Amendment results in a “significant modification” to the Notes. If this assertion was successful, then, if both the 10% Notes and the 10% Notes as modified are treated as “securities” for United States federal income tax purposes, a non-converting U.S. Holder would be treated as having exchanged the 10% Notes for new 10% Notes in a tax-free recapitalization under the reorganization provisions of the Code. In such case, a non-converting U.S. Holder should not recognize any gain or loss (although the Internal Revenue Service may attempt to allocate a portion of the new 10% Notes of a non-converting U.S. Holder to the accrued but unpaid interest on the 10% Notes, in which case, if such attempt were successful, the non- converting U.S. Holder would be required to recognize the portion so allocated as ordinary income for United States federal income tax purposes). If either the 10% Notes or the 10% Notes as modified were not treated as “securities” and the adoption of the Proposed Amendment was treated as a significant modification to the terms of the 10% Notes, a U.S. Holder that does not convert its 10% Notes would recognize gain or, subject to the possible application of the wash sales rules, loss in an amount equal to the difference between the “issue price” of the new 10% Notes deemed to be received (which should be the principal amount of the 10% Notes, unless either the original 10% Notes or the modified 10% Notes are considered “publicly traded” for United States federal income tax purposes, in which case it would be the 10% Notes’ fair market value as of the deemed exchange date) by such U.S. Holder in the exchange and the tax basis of the old 10% Notes deemed to have been surrendered. Such gain or loss will generally be treated as capital gain or loss (except to the extent of any accrued market discount).

U.S. Information Reporting and Backup Withholding.

Under U.S. federal income tax law, in certain circumstances a U.S. Holder may be subject to information reporting requirements of the IRS and backup withholding at a current rate of 28%, unless such noteholder (i) is a corporation or is otherwise exempt and, when required, demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. U.S. Holders who are required to establish their exempt status generally must provide to their payor a completed IRS Form W-9. Persons in doubt as to the necessity of furnishing this form should consult their own tax advisors. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

CERTAIN SECURITIES LAWS CONSIDERATIONS

The 10% Notes were sold to investors in a transaction exempt from registration under Section 4(2) of the Securities Act in January 2003. The Conversion Shares have previously been registered for resale by the holders of 10% Notes named in a registration statement originally filed with the SEC in February 2003. This Offer is being extended to holders of 10% Notes in reliance on the exemptions from registration provided by Sections 3(a)(9) and 4(2) of the Securities Act and has not been registered with the SEC. To participate in this Offer and receive the Premium Shares, a holder of 10% Notes will have to represent and warrant to us that it is a Qualified Institutional Buyer (as defined in Rule 144A under the Securities Act or an Accredited Investor (as defined in Rule 501(a) under the Securities Act) and is aware that the issuance of the Premium Shares is being made in reliance on the exemption from the registration requirements provided by Sections 3(a)(9) and 4(2) of the Securities Act and the regulations promulgated thereunder. Upon the closing of this Offer, we will file with the SEC a prospectus that names the tendering holders as selling stockholders and covers the resale of the Conversion Shares and Premium Shares.

REQUESTS FOR INFORMATION

All deliveries, correspondence and questions relating to this Offer and the Consent Solicitation should be directed to one of the addresses or telephone numbers set forth on the back cover of this Offer and Consent Solicitation.

Requests for information or additional copies of this Offer and Consent Solicitation and the Letter of Transmittal should be directed to one of the addresses or telephone numbers set forth on the back cover of this Offer and Consent Solicitation.

SOLICITATION

Our officers and other regular employees may contact you personally or by mail, telephone, telex or facsimile regarding this Offer and the Consent Solicitation and may request brokers, dealers and other nominees to forward this Offer and Consent Solicitation and related materials to beneficial owners of 10% Notes. Our officers and other regular employees will not be specifically compensated for these services.

FEES AND EXPENSES

We will not pay any fees or commissions to any broker, dealer or other person in connection with the solicitation of consents or tenders of 10% Notes pursuant to this Offer and Consent Solicitation.

MISCELLANEOUS

We are not aware of any jurisdiction where the making of this Offer or the Consent Solicitation is not in compliance with the laws of that jurisdiction. If we become aware of any jurisdiction where the making of this Offer or the Consent Solicitation would not be in compliance with laws of a jurisdiction, this Offer or the Consent Solicitation will not be made to (nor will tenders or consents be accepted from or on behalf of) the holders of 10% Notes residing in that jurisdiction.

No person has been authorized to give any information or make any representation on our behalf that is not contained in this Offer and Consent Solicitation or in the related Letters of Transmittal and Consent, and, if given or made, you should not rely on such information or representation.

XM SATELLITE RADIO HOLDINGS INC.

ANNEX I

PROPOSED AMENDMENTS TO THE NOTE PURCHASE AGREEMENT

If you desire to accept this Offer, you will be deemed to have consented to the Proposed Amendments to the Amended and Restated Note Purchase Agreement, dated as of June 16, 2003, among XM Satellite Radio Holdings Inc., XM Satellite Radio Inc. and the 10% Note purchasers named therein.

The summaries of provisions of the Note Purchase Agreement set forth below are qualified in their entirety by reference to the full and complete terms contained in the Note Purchase Agreement. Capitalized terms used in this Annex I without definition have the same meanings as set forth in the Note Purchase Agreement.

A. THE PROPOSED AMENDMENTS

Deletion of Restrictive Provisions. The Proposed Amendments would delete in their entirety the provisions in the Note Purchase Agreement set forth below and all references thereto, as well as the Events of Default relating to such restrictive provisions if a sufficient number of consents is received.

7.3.	Taxes

Each of the Obligors shall pay, and shall cause each of its Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders of the Notes.

7.4.	Stay, Extension and Usury Laws

Each of the Obligors and the Subsidiary Guarantors covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Agreement; and each of the Obligors and the Subsidiary Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any rights of the Holders, but shall suffer and permit the execution of every such right as though no such law has been enacted. Notwithstanding any provision to the contrary contained in any Note or Transaction Document, it is expressly agreed and provided that the total liability of the Obligors under the Notes for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable law, and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Obligors may be obligated to pay under the Notes exceed such maximum lawful rate. It is agreed that if the maximum contract rate of interest allowed by law and applicable to the Notes is increased or decreased by statute or any official governmental action subsequent to December 21, 2002, the new maximum contract rate of interest allowed by law will be the maximum lawful rate of interest applicable to the Notes from the effective date forward, unless such application is precluded by applicable law. If under any circumstances whatsoever, interest in excess of the maximum lawful rate is paid by the Obligors to any Investor with respect to indebtedness evidenced by the Notes, such excess shall be applied by such Investor to the unpaid principal balance of any such indebtedness or be refunded to the Obligors, the manner of handling such excess to be at such Investor’s election.

7.11.	Corporate Existence

Subject to Section 8.11 of the Noteholders Agreement, each Obligor shall do or cause to be done all things necessary to preserve and keep in full force and effect (i) its corporate existence, and the corporate, partnership or

Annex I-1

other existence of each of its Material Subsidiaries, in accordance with the respective organizational documents thereof (as the same may be amended from time to time) and (ii) the rights (charter and statutory), licenses and franchises thereof; provided, however, that neither Obligor shall be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Material Subsidiaries, if the Board of Directors of such Obligor, shall determine that the preservation thereof is no longer desirable in the conduct of the business of such Obligor, taken as a whole with its Subsidiaries, and that the loss thereof is not adverse in any material respect to the Holders of the Notes; provided further, that nothing in this Section 7.11 shall prohibit a Parent Company Merger.

7.18	Payments for Consent

Neither Obligor nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Agreement, the Noteholders Agreement, the Director Agreement or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Amendment and Restatement of Event of Default Provisions. The Proposed Amendments would amend and restate in their entirety the event of default provisions in the Note Purchase Agreement set forth below and all references thereto by replacing the references to “$10,000,000” (bracketed and shown in italics) below with “$25,000,000” (shown in bold), if a sufficient number of consents is received:

8.1.	Events of Default

(e) a default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by an Obligor or any of its Material Subsidiaries (or the payment of which is guaranteed by an Obligor or any of its Material Subsidiaries), whether such Indebtedness or guarantee now exists or is created after December 21, 2002, which default results in the acceleration of such Indebtedness prior to its Stated Maturity or is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”) and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $[10,000,000] 25,000,000 or more;

(f) a final nonappealable judgment or final nonappealable judgments for the payment of money are entered by a court or courts of competent jurisdiction against an Obligor or any of its Material Subsidiaries and such judgment or judgments remain undischarged for a period (during which execution shall not be effectively stayed) of 60 days, provided that the aggregate of all such undischarged judgments exceeds $[10,000,000] 25,000,000 (net of any amounts with respect to which a reputable and creditworthy insurance company has acknowledged liability in writing); or a final nonappealable judgment or final nonappealable judgments for the payment of money or for the rescission of the sale of securities of either of the Obligors are entered by a court or courts of competent jurisdiction against either of the Obligors, or either of the Obligors enters into a settlement arrangement that includes the redemption, repurchase or cancellation of any securities of either of the Obligors, in either case with respect to an action filed by a security holder of either of the Obligors (other than a Holder of Notes in its capacity as such) alleging that such Obligor violated Section 5 of the Securities Act in connection with the offering and sale of the Notes hereunder or the offering and sale of any of the Concurrent Financing Transactions Issuances;

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B. GENERAL

Conforming Amendments. The Proposed Amendments would modify certain other sections of the Note Purchase Agreement to conform with the foregoing changes.

If the Proposed Amendments become operative, the Holders of untendered 10% Notes will be bound thereby.

The valid tender by a holder of 10% Notes pursuant to the Offer will be deemed to constitute the giving of a consent by such holder to the Proposed Amendments with respect to such 10% Notes.

Annex I-3

ANNEX II

PROPOSED AMENDMENTS TO THE SHAREHOLDERS AND NOTEHOLDERS AGREEMENT

If you desire to accept this Offer, you will be deemed to have consented to the Proposed Amendments to the Third Amended and Restated Shareholders and Noteholders Agreement, dated as of June 16, 2003, among XM Satellite Radio Holdings Inc. and the investors named therein.

The summaries of provisions of the Shareholders and Noteholders Agreement set forth below are qualified in their entirety by reference to the full and complete terms contained in the Shareholders and Noteholders Agreement. Capitalized terms used in this Annex II without definition have the same meanings as set forth in the Shareholders and Noteholders Agreement.

A. THE PROPOSED AMENDMENTS

Deletion of Restrictive Provisions. The Proposed Amendments would delete in their entirety the provisions in the Shareholders and Noteholders Agreement set forth below and all references thereto if a sufficient number of consents is received.

Section 6.1 Right of First Offer. The Company shall only issue Non-Public Capital Stock in a Private Financing Transaction in accordance with the following terms:

(a) The Company shall not issue any Non-Public Capital Stock in a Private Financing Transaction unless it first delivers to each Investor who is then an Eligible Purchaser (as defined below) and who, in the case of Note Investors, purchases at least $10 million in aggregate principal amount at maturity of New Notes at the closing of the Concurrent Financing Transactions (each such Person being referred to in this Section 6 as a “Buyer”), a written notice (the “Notice of Proposed Issuance”) specifying the type and total number of such shares of Non-Public Capital Stock that the Company then intends to issue (the “Offered Non-Public Capital Stock”), all of the material terms, including the price upon which the Company proposes to issue the Offered Non-Public Capital Stock and stating that the Buyers shall have the right to purchase the Offered Non-Public Capital Stock in the manner specified in this Section 6.1 for the same price per share and in accordance with the same terms and conditions specified in such Notice of Proposed Issuance.

(b) For a period of ten (10) calendar days from the date the Company delivers to all of the Buyers the Notice of Proposed Issuance (the “Ten Day Period”), the Buyers may elect to subscribe to purchase Offered Non-Public Capital Stock at the same price per share and upon the same terms and conditions specified in the Notice of Proposed Issuance. Each Buyer electing to purchase Offered Non-Public Capital Stock must give written notice of its election to the Company prior to the expiration of the Ten Day Period. If the Offered Non-Public Capital Stock is being offered as part of an investment unit together with debt or other instruments, any election by a Buyer to purchase Offered Non-Public Capital Stock shall also constitute an election to purchase a like portion of such debt or other instruments.

(c) Each Buyer shall have the right to purchase that number of shares of the Offered Non-Public Capital Stock as shall be equal to the number of shares of the Offered Non-Public Capital Stock multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock then held by such Buyer plus all shares of Common Stock issuable upon conversion of all Convertible Securities then held by such Buyer and the denominator of which shall be the aggregate number of shares of Common Stock Deemed Outstanding. The amount of such Offered Non-Public Capital Stock that each Buyer is entitled to purchase under this Section 6 shall be referred to as its “Proportionate Share.”

(d) Each Buyer shall have a right of oversubscription such that if any other Buyer fails to elect to purchase his or its full Proportionate Share of the Offered Non-Public Capital Stock, the other Buyer(s) shall, among them,

Annex II-1

have the right to purchase up to the balance of such Offered Non-Public Capital Stock not so purchased. The Buyers may exercise such right of oversubscription by electing to purchase more than their Proportionate Share of the Offered Non-Public Capital Stock by so indicating in their written notice given during the Ten Day Period. If, as a result thereof, such oversubscription elections exceed the total number of the Offered Non-Public Capital Stock available in respect to such oversubscription privilege, the oversubscribing Buyers shall be cut back with respect to oversubscriptions on a pro rata basis in accordance with their respective Proportionate Share or as they may otherwise agree among themselves.

(e) If all of the Offered Non-Public Capital Stock has not been subscribed for by the Buyers pursuant to the foregoing provisions, then the Company shall have the right, until the expiration of one-hundred eighty (180) consecutive days commencing on the first day immediately following the expiration of the Ten Day Period, to issue the Offered Non-Public Capital Stock not purchased by the Buyers at not less than, and on terms no more favorable in any material respect to the purchaser(s) thereof than, the price and terms specified in the Notice of Proposed Issuance. If such remaining Offered Non-Public Capital Stock is not issued within such period and at such price and on such terms, the right to issue in accordance with the Notice of Proposed Issuance shall expire and the provisions of this Agreement shall continue to be applicable to the Offered Non-Public Capital Stock.

(f) The Company may proceed with the issuance of Non-Public Capital Stock without first following the foregoing procedures provided that within ten (10) days following the issuance of such Non-Public Capital Stock, the Company or the purchaser of the Non-Public Capital Stock undertakes steps substantially similar to those described above to offer to all Buyers the right to purchase from such purchaser or from the Company such amount of such Non-Public Capital Stock at the same price and terms applicable to the purchaser’s purchase thereof as is necessary for the Buyers to maintain the same ownership percentage of the Company on a fully diluted basis as existed prior to such issuance of Non-Public Capital Stock.

(g) Notwithstanding the foregoing, the Right of First Offer described in this Section 6 shall not apply with respect to the issuance of Excluded Securities or to any Investor who is not an Eligible Purchaser. For purposes of this Section 6, any Investor shall be an “Eligible Purchaser” with respect to a proposed issuance of Non-Public Capital Stock if such Investor meets the Company’s reasonable requirements for investors generally (such as being an Accredited Investor or Qualified Institutional Buyer) to purchase Non-Public Capital Stock in the particular Private Financing Transaction.

(h) The rights granted under this Section 6.1 are personal to the Investors and shall not be assignable or otherwise transferable other than to an Affiliate of an Investor.

Section 6.2 Antidilution Protection.

(a) In the event that, at a time when Series C Convertible Preferred Stock is then outstanding, the Company grants any Antidilution Protection to any purchaser(s) of 1% or more (on a fully diluted basis) of the Capital Stock which would (if granted to the holders of the Series C Convertible Preferred Stock) be materially more favorable (taken as a whole) to the holders of the Series C Convertible Preferred Stock than the Antidilution Protection then applicable to the Series C Convertible Preferred Stock (a “New Antidilution Protection”), then if the holders of a majority of the Series C Convertible Preferred Stock outstanding so elect by written notice to the Company, the Company and the Series C Investors shall use their best efforts to take all steps determined in good faith by the Board of Directors to be reasonably necessary to provide (and the Investors and their Permitted Transferees, other than Permitted Transferees of Common Stock sold pursuant to an effective registration statement or Rule 144 or Rule 145 under the Securities Act of 1933, as amended) shall vote in favor of any amendment to the Certificate of Designation of the Series C Convertible Preferred Stock which may be necessary), as nearly as practicable under the circumstances and consistent with the other terms of Certificate of Designation for the Series C Convertible Preferred Stock, the New Antidilution Protection to the holders of the Series C Convertible Preferred Stock as a replacement for the Antidilution Protection then applicable to the Series C Convertible Preferred Stock.

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(b) In the event that a New Antidilution Protection is granted to the holders of the Series C Convertible Preferred Stock as a replacement for the Antidilution Protection then applicable to the Series C Convertible Preferred Stock, if the Note Investors holding a majority of the outstanding aggregate principal amount at maturity of the New Notes so elect, the Company and the Note Investors shall use their best efforts to take all steps determined in good faith by the Board of Directors to be reasonably necessary to provide, as nearly as practicable under the circumstances and consistent with the GM Note Purchase Agreement, the New Note Purchase Agreement, the Notes and this Agreement, the New Antidilution Protection to the Note Investors.

B. GENERAL

Conforming Amendments. The Proposed Amendments would modify certain other sections of the Shareholders and Noteholders Agreement to conform with the foregoing changes.

If the Proposed Amendments become operative, the Holders of untendered 10% Notes will be bound thereby.

The valid tender by a holder of 10% Notes pursuant to the Offer will be deemed to constitute the giving of a consent by such holder to the Proposed Amendments with respect to such 10% Notes.

Annex II-3

ANNEX III

MANAGEMENT

The following is information about our current directors and executive officers:

Name	Position
Hugh Panero	Chief Executive Officer and Director
Gary Parsons	Chairman of the Board of Directors
Nathaniel A. Davis	President, Chief Operating Officer and Director
Thomas J. Donohue	Director
Eddy W. Hartenstein	Director
George W. Haywood	Director
Chester A. Huber, Jr.	Director
John Mendel	Director
Jarl Mohn	Director
Jack Shaw	Director
Jeffrey D. Zients	Director
Dara F. Altman	Executive Vice President, Business and Legal Affairs
Stephen Cook	Executive Vice President, Automotive
Joseph J. Euteneuer	Executive Vice President, Chief Financial Officer
Stelios Patsiokas	Executive Vice President, Engineering and Technology
Erik Logan Toppenberg	Executive Vice President, Programming
Joseph M. Titlebaum	General Counsel and Secretary

For purposes of this Offer and Consent Solicitation, the business address for each of these individuals is c/o XM Satellite Radio, 1500 Eckington Place, N.E., Washington, DC 20002, telephone number: (202) 380-4000.

Employment Agreements

Chairman of the Board. Gary Parsons is employed as our Chairman of the Board of Directors for a term of three years under an employment agreement effective August 6, 2004. His employment agreement calls for Mr. Parsons to receive a base salary of at least $400,000 annually, with increases on each anniversary of the effective date to $450,000 and $475,000, respectively. Mr. Parsons’ bonus will be determined by the Board of Directors.

Under Mr. Parsons’ employment agreement and pursuant to the XM Satellite Radio Holdings Inc. 1998 Shares Award Plan, on August 6, 2004, we granted to Mr. Parsons a 10-year option to purchase 750,000 shares of XM Class A common stock at an exercise price of $24.43 per share, the closing price of our Class A common stock on the date of the grant. This option vests in equal installments on each of the first, second and third anniversaries of the date of grant, subject to acceleration under certain conditions. In addition, for seven years following the effective date of the employment agreement, Mr. Parsons may not sell shares issued upon exercise of this option if the current trading price of our Class A common stock does not represent at least a 10% increase over the exercise price.

In the event of termination of Mr. Parsons’ employment without cause or if Mr. Parsons resigns for good reason, including a change of control, we will continue to pay Mr. Parsons’ base salary, if any, and discretionary bonus and will continue to make available all applicable benefits for two years from the date of termination. In addition, all options granted to Mr. Parsons would vest immediately and remain exercisable for eighteen months. If we offer to renew Mr. Parsons’ employment agreement but his employment nevertheless terminates, all vested options, including those scheduled to vest on August 6, 2007 will remain exercisable for three months but all other non-vested options would be forfeited. If we do not offer to renew Mr. Parsons’ employment agreement, all options previously granted will vest immediately and remain exercisable for eighteen months. Mr. Parsons is entitled to reimbursement for any excise taxes incurred by him on payments made by us to him in connection with a change of control.

Annex III-1

Mr. Parsons’ employment agreement restricts him from engaging in any business in the United States that resembles or competes with our company for a period of one year following termination of his employment.

Chief Executive Officer. Hugh Panero is employed as our Chief Executive Officer and member of the Board of Directors for a term of three years under an employment agreement effective August 6, 2004. Under his employment agreement, Mr. Panero receives a base salary of $550,000 for the first year of the agreement, with increases on each anniversary of the effective date to $600,000 and $650,000 respectively. Mr. Panero’s bonus will be determined by the Board of Directors.

Under Mr. Panero’s employment agreement and pursuant to the XM Satellite Radio Holdings Inc. 1998 Shares Award Plan, on August 6, 2004 we granted to Mr. Panero a 10-year option to purchase 750,000 shares of Class A common stock at an exercise price of $24.43 per share, the closing price of our Class A common stock on the date of the grant. This option vests in equal installments on each of the first, second and third anniversaries of the date of grant, subject to acceleration under certain conditions. In addition, for seven years following the effective date of the employment agreement, Mr. Panero may not sell shares issued upon exercise of this option if the current trading price of our Class A common stock does not represent at least a 10% increase over the exercise price.

In the event of termination of Mr. Panero’s employment without cause or if Mr. Panero resigns for good reason, including a change of control, we will continue to pay Mr. Panero’s base salary and pro-rated leadership bonus and will continue to make available all applicable benefits for two years from the date of termination. We will also pay to Mr. Panero a pro-rated discretionary bonus, based on the percentage of base salary awarded as a discretionary bonus in the previous year, for the portion of the year prior to termination. In addition, all options granted to Mr. Panero would vest immediately and remain exercisable for eighteen months. If we offer to renew Mr. Panero’s employment agreement but his employment nevertheless terminates, all vested options, including those scheduled to vest on August 6, 2007, will remain exercisable for three months but all other non-vested options would be forfeited. If we do not offer to renew Mr. Panero’s employment agreement, all options previously granted will vest immediately and remain exercisable for eighteen months. Mr. Panero is entitled to reimbursement for any excise taxes incurred by him on payments made by us to him in connection with a change of control.

Mr. Panero’s employment agreement restricts him from engaging in any business in the United States that resembles or competes with our company for a period of one year following termination of his employment.

President and Chief Operating Officer. Nathaniel A. Davis is employed as our President and Chief Operating Officer. Under his employment agreement effective July 20, 2006, Mr. Davis will receive a base salary of $500,000 for the first year of the agreement, with increases on the first and second anniversary of the effective date to $550,000 and $600,000, respectively. Mr. Davis received a one-time signing bonus consisting of $150,000 and 20,000 shares of stock. Mr. Davis will be entitled to discretionary bonuses determined by the Board of Directors, provided that for performance during the partial year of 2006, Mr. Davis will be guaranteed at least one half of the pro-rata target bonus regardless of the Company’s performance.

As contemplated by Mr. Davis’s employment agreement, under the XM Satellite Radio Holdings Inc. 1998 Shares Award Plan, on July 20, 2006 we granted to Mr. Davis a 10-year option to purchase 400,000 shares of Class A common stock at an exercise price of $11.92 per share, the closing price of our Class A common stock on the date of the grant, and 200,000 shares of restricted stock. Each of the option and the restricted stock grant vests in equal installments on each of the first, second and third anniversaries of the date of grant, subject to acceleration under certain conditions. In addition, for seven years following the effective date of the employment agreement, Mr. Davis may not sell vested shares of restricted stock (other than to fund the payment of taxes due as a result of vesting) until the average closing price of our Class A common stock over any seven consecutive trading days equals or exceeds 150% of our stock price on the date of grant. The grants to Mr. Davis were based upon the forms of option and restricted stock award agreements previously adopted by the Board of Directors.

Annex III-2

In the event of termination of Mr. Davis’s employment without cause or if Mr. Davis resigns for good reason, including a change of control, we will continue to pay Mr. Davis’s base salary and will continue to make available all applicable benefits for two years from the date of termination. We also will pay to Mr. Davis a pro-rated discretionary bonus, based on the percentage of base salary awarded as a discretionary bonus in the previous year, for the portion of the year prior to termination. In addition, all options and restricted stock granted to Mr. Davis would vest immediately and options would remain exercisable for eighteen months. If we offer to renew Mr. Davis’s employment agreement but his employment nevertheless terminates upon expiration of the agreement, any restricted shares and options scheduled to vest on July 20, 2009 will immediately vest and any vested options will remain exercisable for three months; all other non-vested options and restricted stock would be forfeited. If we do not offer to renew Mr. Davis’s employment agreement and his employment terminates upon expiration of the agreement, all options and restricted stock previously granted will vest immediately and vested options will remain exercisable for eighteen months. Mr. Davis is entitled to reimbursement for any excise taxes incurred by him on payments made by us to him in connection with a change of control.

Mr. Davis’s employment agreement restricts him from engaging in any business in the United States that resembles or competes with our company for a period of one year following termination of his employment.

Annex III-3

Manually signed facsimile copies of the Letter of Transmittal and Consent will be accepted. The Letter of Transmittal and Consent, certificates for 10% Notes and any other required documents should be sent or delivered to us at the address set forth below.

XM Satellite Radio Holdings Inc.

1500 Eckington Place, N.E.

Washington, D.C. 20002

Attn: Joseph M. Titlebaum, Esq.

(202) 380-4000

Fax: (202) 380-4534

Requests for information or additional copies of this Offer and Consent Solicitation and the Letter of Transmittal should be directed to:

XM Satellite Radio Holdings Inc.

1500 Eckington Place, N.E.

Washington, DC 20002

Attention: Jim Burns

(202) 380-1234 or (866) 559-7666 (toll-free)